Filed Pursuant to Rule 424(b)(3)
Registration Number 333-107177
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated October 7, 2003)

$150,000,000

Senior Convertible Notes due 2023

Common Stock, par value $1.00 per share

     This document supplements the prospectus of Alaska Air Group, Inc., dated October 7, 2003 and the prospectus supplement dated November 4, 2003, relating to the notes issued in a private placement in March 2003 and the common stock issuable upon conversion of the notes. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Selling Security Holders” in the prospectus dated October 7, 2003 and the prospectus supplement dated November 4, 2003. This prospectus supplement also includes the attached Quarterly Report on Form 10-Q of Alaska Air Group, Inc. for the quarterly period ended September 30, 2003.

     This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated October 7, 2003 and the prospectus supplement dated November 4, 2003. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated October 7, 2003 and the prospectus supplement dated November 4, 2003.

     We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes were offered to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act, in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

     You should consider carefully the risks that we have described in “Risk Factors” beginning on page 4 of the prospectus dated October 7, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 17, 2003

SELLING SECURITY HOLDERS

      We originally issued the notes in a private placement in March 2003. The notes were resold by the initial purchasers to “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and shares of our common stock issued upon conversion of those notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

      The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes, as of November 17, 2003, that each selling securityholder may offer pursuant to this prospectus and the number of shares of our common stock into which those notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

      We have prepared the table below based on information given to us by the selling securityholders on or prior to November 17, 2003. However, any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any sales pursuant to this prospectus. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

      Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to the extent we are advised of the changes. From time to time, additional information concerning ownership of the notes and our common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

1976 Distribution Trust FBO A.R. Lauder / Zinterhofer(4)	9,000	*	346	346	—
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer (5)	9,000	*	346	346	—
Advent Convertible Master (Cayman) L.P. (6)	7,683,000	5.12	295,499	295,499	—
Aftra Health Fund(a) (7)	270,000	*	10,384	10,384	—
AIG DKR SoundShore Oasis Holding Fund Ltd. (8)	1,000,000	*	38,461	38,461	—
AIG DKR SoundShore Strategic Holding Fund Ltd.(9)	1,000,000	*	38,461	38,461	—
Alcon Laboratories(10)	465,000	*	17,884	17,884	—
Allentown City Firefighters Pension Plan(11)	14,000	*	538	538	—
Allentown City Officers & Employees Pension Fund (12)	20,000	*	769	769	—
Allentown City Police Pension Plan (13)	280,000	*	10,769	10,769	—
Alpha US Sub Fund 4 LLC (14)	336,000	*	12,923	12,923	—
Arapahoe County Colorado (15)	58,000	*	2,230	2,230	—
Argent Classic Convertible Arbitrage Fund L.P. (16)	300,000	*	11,538	11,538	—
Argent Classic Convertible Arbitrage Fund II, L.P. (17)	100,000	*	3,846	3,846	—
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd. (18)	700,000	*	26,923	26,923	—
Argent Low Lev Convertible Arbitrage Fund LLC (19)	300,000	*	11,538	11,538	—
Argent Low Lev Convertible Arbitrage Fund Ltd. (20)	1,800,000	1.20	69,230	69,230	—
Arlington County Employees Retirement System	650,000	*	24,999	24,999	—
Asante Health Systems (21)	803,000	*	30,884	30,884	—
Banc of America Capital Management, LLC (22)(a)	1,350,000	*	51,923	51,923	—
Barclays Global Investors Diversified Alpha Plus Funds c/o Forest Investment Mngt. LLC (23)(a)	487,000	*	18,730	18,730	—
BNP Paribas Arbitrage (24)	6,500,000	4.33	249,999	249,999	—
BNP Paribas Equity Strategies, SNC (25)	627,000	*	36,775	24,115	12,660
BP Amoco PLC Master Trust (26)	482,000	*	18,538	18,538	—
British Virgin Islands Social Security Board (27)	105,000	*	4,038	4,038	—
Calamos Convertible Fund — Calamos Investment Trust (28)	2,500,000	1.67	96,153	96,153	—

2

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

Calamos Market Neutral Fund - Calamos Investment Trust (29)	2,500,000	1.67	96,153	96,153	—
City and County of San Francisco Retirement System (30)	1,776,000	1.18	68,307	68,307	—
City of New Orleans (31)	245,000	*	9,423	9,423	—
City University of New York (32)	181,000	*	6,961	6,961	—
CNH CA Master Account, L.P. (33)	2,100,000	1.40	80,769	80,769	—
Convertible Securities Fund (34)	20,000	*	769	769	—
Coastal Convertibles LTD (35)	1,000,000	*	38,461	38,461	—
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	681,000	*	32,664	26,192	6,472
Credit Suisse First Boston Europe Limited (36)(a)	30,750,000	20.50	1,182,691	1,182,691	—
Delaware Pubic Employees Retirement System (37)	1,862,000	1.24	71,615	71,615	—
Deutsche Bank Securities, Inc. (38)(a)	4,309,000	2.87	165,730	165,730	—
Forest Fulcrum Fund LP (39)(a)	1,344,000	*	51,692	51,692	—
Forest Global Convertible Fund Ltd., Class A-5 (40)(a)	5,017,000	3.34	192,961	192,961	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy segregated portfolio (41)(a)	1,681,000	1.12	64,653	64,653	—

3

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

Georgia Municipal (42)	28,000	*	1,076	1,076	—
The Grable Foundation (43)	97,000	*	3,730	3,730	—
Grady Hospital Foundation (44)	159,000	*	6,115	6,115	—
HFR Arbitrage Fund (45)	380,000	*	14,615	14,615	—
HFR CA Select Fund (46)	800,000	*	30,769	30,769	—
Hotel Union & Hotel Industry of Hawaii Pension Plan (47)	170,000	*	6,538	6,538	—
Independence Blue Cross (48)	502,000	*	19,307	19,307	—
Jefferies and Company Inc. (49)	4,000	*	153	153	—
KBC Financial Products USA Inc. (50)(a)	1,090,000	*	41,923	41,923	—
KBC Financial Products (Cayman Islands) Ltd. (51)	3,515,000	2.34	135,192	135,192	—
Laurel Ridge Capital, L.P. (52)	1,000,000	*	38,461	38,461	—
LLT Limited (53)(a)	236,000	*	9,076	9,076	—
Lyxor/Forest Fund Ltd. c/o Forest Investment Mngt LLC (54)(a)	2,112,000	1.41	81,230	81,230	—
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (55)	500,000	*	19,230	19,230	—
Mainstay Convertible Fund (56)(a)	4,470,000	2.98	171,922	171,922	—
Mainstay VP Convertible Fund (57)(a)	2,120,000	*	81,538	81,538	—

4

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

Merrill Lynch Insurance Group (58)	402,000	*	15,461	15,461	—
Municipal Employees (59)	286,000	*	10,999	10,999	—
Nations Convertible Securities Fund (60)	1,330,000	*	51,153	51,153	—
New Orleans Firefighters Pension / Relief Fund (61)	163,000	*	6,269	6,269	—
New York Life Insurance Company (Post 82) (62)(a)	4,900,000	3.27	188,461	188,461	—
New York Life Insurance Company (Pre 82) (63)(a)	2,245,000	1.50	86,346	86,346	—
New York Life Separate Account #7 (64)(a)	105,000	*	4,038	4,038	—
Occidental Petroleum Corporation (65)	323,000	*	12,423	12,423	—
Ohio Bureau of Workers Compensation (66)	217,000	*	8,346	8,346	—
Policeman and Firemen Retirement System of the City of Detroit (67)	675,000	*	25,961	25,961	—
Polygon Global Opportunities Master Fund (68)	3,000,000	2.00	115,384	115,384	—
Pro-mutual (69)	902,000	*	34,692	34,692	—
Relay 11 Holdings Co. c/o Forest Investment Mngt. LLC (70)(a)	308,000	*	11,846	11,846	—
RBC Alternative Assets LP c/o Forest Investment Mngt. LLC (71)(a)	410,000	*	15,769	15,769	—
San Diego County Employee Retirement Association (72)	1,000,000	*	38,461	38,461	—
Silverback Master Ltd.	3,500,000	2.33	134,615	134,615	—

5

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

Singlehedge U.S Convertible Arbitrage Fund	103,000	*	3,961	3,961	—
Sphinx Convertible Arb Fund Faster Fund Ltd. (73)	179,000	*	6,884	6,884	—
Sphinx Convertible Arbitrage SPC c/o Forest Investment Mngt. LLC (74)(a)	179,000	*	6,884	6,884	—
SSI Blended Market Neutral L.P. (75)	326,000	*	12,538	12,538	—
SSI Hedge Convertible Market Neutral L.P. (76)	352,000	*	13,538	13,538	—
State of Maryland Retirement Agency (77)	3,843,000	2.56	147,807	147,807	—
Sturgeon Limited (78)	89,000	*	3,423	3,423	—
Tag Associates (79)	71,000	*	2,730	2,730	—
TCW Group, Inc. (80)	4,390,000	2.93	168,845	168,845	—
Topanga XI	1,146,000	*	44,076	44,076	—
Trustmark Insurance (81)	837,000	*	32,192	32,192	—
Univest Convertible Arbitrage Fund Ltd. c/o Forest Investment Mngt. LLC (82)(a)	308,000	*	11,846	11,846	—
Viacom Inc. Pension Plan Master Trust (83)	15,000	*	576	576	—
Wolverine Asset Management, LLC (84)	2,229,000	1.49	85,730	85,730	—
Xavex Convertible 4 Fund c/o Forest Investment Mngt. LLC (85)(a)	225,000	*	8,653	8,653	—
Xavex Convertible Arbitrage 2 Fund (86)	100,000	*	3,846	3,846	—
Zazove Convertible Arbitrage Fund L.P. (87)	1,250,000	*	48,076	48,076	—

6

	Original Principal			Number of Shares of
	Amount of Notes	Percentage of Notes	Number of Shares of	Common Stock	Number of Shares of
	Beneficially Owned	Outstanding Before	Common Stock Held	Offered for Sale(1)	Common Stock Held
Name	That May be Sold	Offering*	Before Offering(1)	(2)	After Offering(3)

Zazove Income Fund, L.P. (88)	1,200,000	*	46,153	46,153	—
Zurich Institutional Benchmarkers Master Fund, Ltd. (89)	2,000,000	1.33	76,923	76,923	—
Zurich Institutional Benchmark Master Fund c/o Argent (90)	100,000	*	3,846	3,846	—
Zurich Institutional Benchmarks Master Fund Ltd. (91)	1,293,000	*	49,730	49,730	—
Any other holder of notes or future transferee from any such holder (92)	11,502,000	7.67%	442,384	442,384	—
Total	150,000,000	100.00%	5,788,357	5,769,225	19,132

          *          Less than 1%

(a)	The selling securityholder and/or certain of its affiliates are NASD registered broker-dealers. The selling securityholder has advised the Registrant that it has purchased the securities covered by the Registration Statement in the ordinary course of its business, and that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 38.4615 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of October 31, 2003, we had 26,707,579 shares of common stock outstanding.

(2)	The shares of common stock that may be sold upon conversion of the notes by any selling securityholder will not represent 1% or more of our outstanding common stock, except Advent Convertible Master (Cayman) L.P. (1.1%) and Credit Suisse First Boston Europe Limited (4.4%).

(3)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

(4)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(5)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(6)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(7)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(8)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, serves as the managing general partner of the investment manager to AIG DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”). DKR LP has retained certain individuals to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities.

(9)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, serves as the managing general partner of the investment manager to AIG DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain

7

individuals to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities.

(10)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(11)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(12)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(13)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(14)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(15)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(16)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(17)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(18)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(19)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(20)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(21)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(22)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(23)	Includes $20,000 aggregate principal amount held by Convertible Securities Fund and $130,000 aggregate principal amount held by Nations Convertible Securities Fund, each an affiliate of Banc of America Capital Management, LLC. Eddie L. Cassens, CFA, Managing Director and Yangfang C. Yan, Portfolio Manager, of Bank of America Capital Management, LLC share voting and dispositive power with respect to these securities.

(24)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(25)	Mike Cohen – Vice President of EQD Convertibles Trading at BNP Paribas, has voting and dispositive power over these securities.

(26)	SSI Investment Management, Inc., exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(27)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(28)	Nick Calamos, as Senior Executive Vice President, Chief Investment Officer and Director of Investments for Calamos Asset Management, Inc., has sole voting or dispositive power with respect to these securities.

8

(29)	Nick Calamos, as Senior Executive Vice President, Chief Investment Officer and Director of Investments for Calamos Asset Management, Inc., has sole voting or dispositive power with respect to these securities.

(30)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(31)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(32)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(33)	CNH Partners, LLC is the Investment Advisor of the Selling Security Holder and has sole voting and dispositive power over the Registrable Securities. Investment Principals for the Advisor are Rober Krail, Mark Mitchell, and Todd Pulvino. They have voting and dispositive power over these securities.

(34)	Eddie L. Cassens, CFA, Managing Director and Yangang C. Yan, Portfolio Manager have voting and dispositive power over these securities.

(35)	Jay Lurie, a principal of Harbor Capital Management LLC, has voting and dispositive power over these securities.

(36)	David Clarkson, Managing Director of Credit Suisse First Boston Europe Limited, has voting and dispositive power over these securities.

(37)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(38)	Includes $1,609,000 aggregate principal amount held by Deutsche Bank Securities, Inc. (“Deutsche Bank”) and $2,700,000 aggregate principal amount held by DBAG — London, an affiliate of Deutsche Bank. Deutsche Bank is a reporting company under the Securities Exchange Act of 1934 and exercises sole voting and dispositive power with respect to these securities.

(39)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(40)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(41)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(42)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(43)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(44)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(45)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(46)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(47)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(48)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(49)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

9

(50)	KBC Financial Products USA Inc. exercises voting and investing control over any shares of common stock issuable upon conversion of the securities owned by this selling holder. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(51)	KBC Financial Products Cayman Islands Ltd. exercises voting and investment control over any securities of common stock issuable upon conversion of the securities owned by the selling holder. Mr. Ivan Rehder, Managing Director, exercises voting and investment control on behalf of KBC Financial Products (Cayman Islands) Ltd.

(52)	Van Nguyen, John Illyzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton, and Venkatesh Reddy are the controlling persons of Laurel Ridge Capital, L.P. and share voting and dispositive power over these securities.

(53)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(54)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(55)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(56)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(57)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(58)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(59)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(60)	Eddie L. Cassens, CFA, Managing Director and Yangang C. Yan, Portfolio Manager share voting and dispositive power over these securities.

(61)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(62)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(63)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(64)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(65)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(66)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(67)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(68)	The Board of Directors of Polygon Global Opportunities Master Fund: Alex Jackson, Byron Kruef, Brandon Jones, Erik Caspersen, Greville Ward, Reade Griffith, have voting and dispositive power over these securities.

(69)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

10

(70)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(71)	Forest Investment Mngt. LLC is 100% owned by Forest Partners II LP. Michael A. Boyd Inc., is the General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(72)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(73)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(74)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(75)	SSI Investment Management, Inc. has voting and dispositive power over these shares. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(76)	SSI Investment Management, Inc. has voting and dispositive power over these shares. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(77)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(78)	Sturgeon Limited shares dispositive power with CooperNeff Advisors, Inc. CooperNeff Advisors, Inc. exercises sole voting power with respect to these securities.

(79)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(80)	Thomas Lyon, Managing Director of TCW Group, Inc., has voting and dispositive power over these securities.

(81)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(82)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(83)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(84)	Rober Bellick, Chris Gust and Eric Henschel share voting and dispositive power with respect to these securities.

(85)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(86)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(87)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(88)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(89)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(90)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(91)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht. Zazove Associates LLC exercises sole voting or dispositive power with respect to 1,000,000 of these securities.

(92)	Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.

11

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
FORM 10-Q

(Mark One)
(X)	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2003.
OR
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number 1-8957

ALASKA AIR GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-1292054 (I.R.S. Employer Identification No.)

19300 Pacific Highway South, Seattle, Washington 98188
(Address of principal executive offices)

Registrant’s telephone number, including area code: (206) 392-5040

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No (  )

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes (X) No (  )

APPLICABLE ONLY TO CORPORATE ISSUERS:

     Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

     The registrant has 26,707,579 common shares, par value $1.00, outstanding at October 31, 2003.

PART I. FINANCIAL INFORMATION
Item 1.	Financial Statements
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosure About Market Risk
Item 4.	Controls and Procedures
PART II. OTHER INFORMATION
Item 1.	Legal Proceedings
Item 6.	Exhibits and Reports on Form 8-K
Signatures

Cautionary Note regarding Forward-Looking Statements

In addition to historical information, this Quarterly Report on Form 10-Q may contain forward-looking statements that are based on the best information currently available to management. These forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks and uncertainties that may cause our actual results or performance to be materially different from those indicated by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “forecast,” “may,” “will,” “could,” “should,” “expect,” “plan,” “believe,” “potential” or other similar words indicating future events or contingencies. Some of the things that could cause our actual results to differ from our expectations are: economic conditions; the continued impact of terrorist attacks, global instability and potential U.S. military involvement; our significant indebtedness; downgrades of our credit ratings; the competitive environment and other trends in our industry; changes in laws and regulations; changes in our operating costs including fuel; changes in our business plans; interest rates and the availability of financing; liability and other claims asserted against us; labor disputes; our ability to attract and retain qualified personnel; and inflation. For a discussion of these and other risk factors, review the information under the caption “Risk Factors” in Amendment No. 1 to our registration statement on Form S-1 filed on August 23, 2003 as well as Item 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. All of the forward-looking statements are qualified in their entirety by reference to the risk factors discussed therein. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or events described in any forward-looking statements. We disclaim any obligation to publicly update or revise any forward-looking statements after the date of this report to conform them to actual results.

PART I. FINANCIAL STATEMENTS
ITEM 1. Financial Statements
CONSOLIDATED BALANCE SHEETS (unaudited)
Alaska Air Group, Inc.

ASSETS

	December 31,	September 30,
(In Millions)	2002	2003

Current Assets
Cash and cash equivalents	$269.0	$221.7
Marketable securities	366.8	526.9
Receivables - net	125.4	142.1
Inventories and supplies	71.9	68.0
Deferred income taxes	61.2	83.4
Prepaid expenses and other current assets	82.0	80.5

Total Current Assets	976.3	1,122.6

Property and Equipment
Flight equipment	2,066.4	2,304.7
Other property and equipment	430.9	448.8
Deposits for future flight equipment	93.5	89.2

	2,590.8	2,842.7
Less accumulated depreciation and amortization	811.4	891.5
Total Property and Equipment - Net	1,779.4	1,951.2

Intangible Assets	50.9	50.9

Other Assets	74.1	114.7

Total Assets	$2,880.7	$3,239.4

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (unaudited)
Alaska Air Group, Inc.

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,	September 30,
(In Millions)	2002	2003

Current Liabilities
Accounts payable	$132.1	$125.6
Accrued aircraft rent	76.0	66.9
Accrued wages, vacation and payroll taxes	87.4	87.3
Other accrued liabilities	222.2	259.7
Air traffic liability	211.6	265.7
Current portion of long-term debt and capital lease obligations	48.6	55.7

Total Current Liabilities	777.9	860.9

Long-Term Debt and Capital Lease Obligations	856.7	1,041.0

Other Liabilities and Credits
Deferred income taxes	157.2	200.3
Deferred revenue	232.0	238.7
Other liabilities	201.2	215.5

	590.4	654.5

Shareholders’ Equity
Common stock, $1 par value
Authorized: 100,000,000 shares
Issued: 2002 - 29,309,726 shares 2003 - 29,426,315 shares	29.3	29.4
Capital in excess of par value	483.3	485.1
Treasury stock, at cost: 2002 - 2,736,287 shares 2003 - 2,729,393 shares	(62.5)	(62.3)
Accumulated other comprehensive income (loss)	(80.2)	(84.6)
Retained earnings	285.8	315.4

	655.7	683.0

Total Liabilities and Shareholders’ Equity	$2,880.7	$3,239.4

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
Alaska Air Group, Inc.

Three Months Ended September 30
(In Millions Except Per Share Amounts)	2002	2003

Operating Revenues
Passenger	$570.7	$645.8
Freight and mail	21.1	22.6
Other - net	28.8	33.8

Total Operating Revenues	620.6	702.2

Operating Expenses
Wages and benefits	224.1	237.9
Contracted services	22.2	24.4
Aircraft fuel	82.7	94.7
Aircraft maintenance	35.8	42.4
Aircraft rent	48.3	49.2
Food and beverage service	18.6	17.6
Commissions	7.2	4.6
Other selling expenses	32.5	31.5
Depreciation and amortization	34.4	32.7
(Gain) loss on sale of assets	(0.3)	0.1
Landing fees and other rentals	38.1	43.3
Other	51.5	45.0

Total Operating Expenses	595.1	623.4

Operating Income	25.5	78.8

Nonoperating Income (Expense)
Interest income	6.0	5.5
Interest expense	(11.2)	(13.3)
Interest capitalized	0.6	0.4
U.S. government compensation	0.4	—
Other - net	(2.0)	(3.2)

	(6.2)	(10.6)

Income before income tax	19.3	68.2
Income tax expense	6.8	27.5

Net Income	$12.5	$40.7

Basic Earnings Per Share	$0.47	$1.53

Diluted Earnings Per Share	$0.47	$1.52

Shares used for computation:
Basic	26.549	26.660
Diluted	26.562	26.796

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
Alaska Air Group, Inc.

Nine Months Ended September 30
(In Millions Except Per Share Amounts)	2002	2003

Operating Revenues
Passenger	$1,552.0	$1,678.2
Freight and mail	59.4	63.6
Other - net	85.0	89.7

Total Operating Revenues	1,696.4	1,831.5

Operating Expenses
Wages and benefits	638.8	697.5
Contracted services	69.3	74.5
Aircraft fuel	222.6	265.0
Aircraft maintenance	121.3	140.2
Aircraft rent	141.6	146.1
Food and beverage service	49.9	46.6
Commissions	31.1	11.4
Other selling expenses	96.2	87.7
Depreciation and amortization	100.7	98.2
(Gain) loss on sale of assets	(0.8)	0.2
Landing fees and other rentals	103.9	120.6
Other	150.9	139.3

Total Operating Expenses	1,725.5	1,827.3

Operating Income (Loss)	(29.1)	4.2

Nonoperating Income (Expense)
Interest income	16.1	11.5
Interest expense	(34.7)	(38.6)
Interest capitalized	1.4	1.9
U.S. government compensation	0.5	71.4
Other - net	8.9	2.7

	(7.8)	48.9

Income (loss) before income tax and accounting change	(36.9)	53.1
Income tax expense (benefit)	(12.8)	23.5

Income (loss) before accounting change	(24.1)	29.6
Cumulative effect of accounting change	(51.4)	—

Net Income (Loss)	$(75.5)	$29.6

Basic and Diluted Earnings (Loss) Per Share:
Income (loss) before accounting change	$(0.91)	$1.11
Cumulative effect of accounting change	(1.93)	—

Net Earnings (Loss) Per Share	$(2.84)	$1.11

Shares used for computation:
Basic	26.543	26.621
Diluted	26.543	26.680

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)
Alaska Air Group, Inc.

					Accumulated
	Common		Capital in Treasury		Other
	Shares	Common	Excess of	Stock,	Comprehensive	Retained
(In Millions)	Outstanding	Stock	Par Value	at Cost	Income (Loss)	Earnings	Total

Balances at December 31, 2002:	26.573	$29.3	$483.3	$(62.5)	$(80.2)	$285.8	$655.7

Net income for the nine months ended September 30, 2003						29.6	29.6
Other comprehensive income (loss):
Related to marketable securities:
Change in fair value					(3.6)
Reclassification to earnings					3.8
Income tax effect					(0.1)

					0.1		0.1

Related to fuel hedges:
Change in fair value					14.6
Reclassification to earnings					(21.9)
Income tax effect					2.8

					(4.5)		(4.5)

Total comprehensive loss							25.2
Stock issued under stock plans	0.124	0.1	1.8	0.2			2.1

Balances at September 30, 2003	26.697	$29.4	$485.1	$(62.3)	$(84.6)	$315.4	$683.0

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
Alaska Air Group, Inc.

Nine Months Ended September 30 (In Millions)	2002	2003

Cash flows from operating activities:
Net income (loss)	$(75.5)	$29.6
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effect of accounting change	51.4	—
Depreciation and amortization	100.7	98.2
Amortization of airframe and engine overhauls	46.5	47.8
Gain on marketable securities	—	(0.1)
Changes in derivative fair values	(6.0)	1.8
(Gain) loss on sale of assets	(0.8)	0.2
Increase (decrease) in deferred income taxes	(9.3)	23.6
Increase in accounts receivable	(4.2)	(16.3)
Increase in prepaid expenses and other current assets	(16.9)	(1.6)
Increase in air traffic liability	11.7	54.2
(Decrease) increase in other current liabilities	(15.1)	22.0
Increase in deferred revenue and other-net	34.6	13.1

Net cash provided by operating activities	117.1	272.5

Cash flows from investing activities:
Proceeds from disposition of assets	3.5	3.1
Purchases of marketable securities	(457.1)	(695.2)
Sales and maturities of marketable securities	275.7	535.3
Property and equipment additions:
Aircraft purchase deposits	(24.8)	(35.3)
Capitalized overhauls	(40.7)	(56.1)
Aircraft	(36.8)	(194.4)
Other flight equipment	(12.6)	(12.1)
Other property	(33.4)	(22.8)
Aircraft deposits returned	41.4	1.2
Restricted deposits and other	(13.4)	(32.3)

Net cash used in investing activities	(298.2)	(508.6)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	25.5	247.0
Offering costs in connection with issuance of long-term debt	—	(4.7)
Long-term debt and capital lease payments	(26.8)	(55.6)
Proceeds from issuance of common stock	0.3	2.1

Net cash provided by (used in) financing activities	(1.0)	188.8

Net change in cash and cash equivalents	(182.1)	(47.3)
Cash and cash equivalents at beginning of period	490.8	269.0

Cash and cash equivalents at end of period	$308.7	$221.7

Supplemental disclosure of cash paid (refunded) during the period for:
Interest (net of amount capitalized)	$32.1	$31.1
Income taxes	(20.8)	(0.1)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Alaska Air Group, Inc.

Note 1. Basis of Presentation and Significant Accounting Policies

The accompanying unaudited consolidated financial statements of Alaska Air Group, Inc. (Air Group) include the accounts of our principal subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). As used in these Notes to Consolidated Financial Statements, the terms “we”, “us”, “our” and similar terms refer to Air Group and, unless the context indicates otherwise, our subsidiaries. These interim consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2002. In the opinion of management, all adjustments have been made which are necessary to present fairly our financial position as of September 30, 2003, as well as the results of our operations for the three and nine months ended September 30, 2002 and 2003. The adjustments made were of a normal recurring nature.

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenues and expenses. Significant estimates made by us include assumptions used to record liabilities, expenses and revenue associated with our Mileage Plan, estimated useful lives of property and equipment and the amounts of certain accrued liabilities. Actual results may differ from our estimates.

Change in Accounting Principle

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In connection with the adoption of this statement, we determined that all of our goodwill was impaired. As a result, effective January 1, 2002, we recorded a one-time, non-cash charge of $51.4 million ($12.5 million for Alaska and $38.9 million for Horizon) to write-off all of our goodwill. This charge is reflected as a cumulative effect of accounting change in our Consolidated Statement of Operations for the nine months ended September 30, 2002.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, which requires the consolidation of variable interest entities, as defined. A variable interest entity is one in which a company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected returns, or both, as a result of ownership, contractual or other financial interests in the entity. The principal characteristics of variable interest entities are (1) an insufficient amount of equity to absorb the entity’s expected losses, (2) equity owners as a group are not able to make decisions about the entity’s activities, or (3) equity that does not absorb the entity’s losses or receive the entity’s residual returns. This Interpretation is currently applicable to variable interest entities created after January 31, 2003. In October 2003, the FASB agreed to defer the effective date of FIN 46 to December 31, 2003 for variable interests held by public companies in entities that existed prior to February 1, 2003. This deferral is to allow time for implementation issues to be addressed through the issuance of a potential modification to the interpretation. The deferral revised the effective date for consolidation of these entities to the period ended December 31, 2003 for calendar year end companies. While we are still evaluating the impact of this Interpretation, we currently do not believe that any entities will be consolidated as a result of Interpretation No. 46.

Note 2. Prepaid Expenses and Other Assets

At December 31, 2002 and September 30, 2003, our prepaid expenses and other assets included prepaid aircraft rent of $30.4 million and $43.3 million, respectively.

Note 3. Stock Option Plans

We have three stock option plans that provide for the grant of options to purchase Air Group common stock at stipulated prices on the date of the grant to officers and employees of Air Group and its subsidiaries. We apply the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, in accounting for stock options. Accordingly, no compensation cost has been recognized for these plans as the exercise price of options equals the fair market value on the date of grant.

The following table represents the effect of net income (loss) before accounting change, net income (loss) and earnings (loss) per share if we had applied the fair value based method and recognition provisions of SFAS No. 123 to our stock-based employee compensation (in millions, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2003	2002	2003

Income (loss) before accounting change:
As reported	$12.5	$40.7	$(24.1)	$29.6
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax	(1.5)	(1.4)	(4.4)	(4.6)

Pro forma income (loss) before accounting change	$11.0	$39.3	$(28.5)	$25.0

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2003	2002	2003

Net income (loss):
As reported	$12.5	$40.7	$(75.5)	29.6
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1.5)	(1.4)	(4.4)	(4.6)

Pro forma net income (loss)	$11.0	$39.3	$(79.9)	$25.0

Basic earnings (loss) per share before accounting change:
As reported	$0.47	$1.53	$(0.91)	$1.11
Pro forma	0.42	1.47	(1.07)	0.94
Diluted earnings (loss) per share before accounting change:
As reported	$0.47	$1.52	$(0.91)	$1.11
Pro forma	0.42	1.47	(1.07)	0.94
Basic earnings (loss) per share:
As reported	$0.47	$1.53	$(2.84)	$1.11
Pro forma	0.42	1.47	(3.01)	0.94
Diluted earnings (loss) per share:
As reported	$0.47	$1.52	$(2.84)	$1.11
Pro forma	0.42	1.47	(3.01)	0.94

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. During the fourth quarter of 2002, we adopted the disclosure provisions of SFAS No. 148 and we are currently evaluating SFAS No. 148 to determine if we will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when we will transition to that method. If we had adopted the prospective transition method as prescribed by SFAS No. 148 in the third quarter of 2003, compensation expense of $0.2 million and $0.6 million would have been recorded on an after-tax basis for the three and nine months ended September 30, 2003, respectively.

Note 4. Frequent Flyer Program

Alaska’s Mileage Plan liabilities are included under the following balance sheet captions (in millions):

	December 31, 2002	September 30, 2003

Current Liabilities:
Other accrued liabilities	$87.0	$106.3
Other Liabilities and Credits (non-current):
Deferred revenue	183.9	192.6
Other liabilities	32.1	23.7

Total	$303.0	$322.6

Note 5. Earnings Per Share

Earnings (loss) per share (EPS) calculations were as follows (in millions except per share amounts). Stock options are excluded from the calculation of diluted EPS because they are antidilutive. For the three months ended September 30, 2002 and 2003, stock options represented 3.1 million shares and 2.4 million shares, respectively. For the nine months ended September 30, 2002 and 2003, stock options represented 2.4 million shares and 3.1 million shares, respectively..

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2003	2002	2003

Basic
Income (loss) before accounting change	$12.5	$40.7	$(24.1)	$29.6
Weighted average shares outstanding	26.549	26.660	26.543	26.621

Earnings (loss) per share before accounting change	$0.47	$1.53	$(0.91)	$1.11

Diluted
Income (loss) before accounting change	$12.5	$40.7	$(24.1)	$29.6
Weighted average shares outstanding	26.549	26.660	26.543	26.621
Assumed exercise of stock options	.013	.136	—	.059
Diluted EPS shares	26.562	26.796	26.543	26.680

Earnings (loss) per share before accounting change	$0.47	$1.52	$(0.91)	$1.11

Diluted EPS excludes the assumed conversion of the convertible notes we issued on March 21, 2003 (See Note 7). Holders of these convertible notes have the option to require us to repurchase the securities on certain dates, the first being March 21, 2008. In addition, until March 21, 2008, holders may surrender the notes for conversion into our shares of common stock (or, at our election, cash) if the closing sale price of our common stock exceeds $28.60 for a 20-day period in a consecutive 30-day period. After March 21, 2008, the required sale price of our common stock for such period increases based on the variable yield of the notes. If this condition is satisfied, the notes will be convertible at any time thereafter at the option of the holder, through maturity, and will be included in our calculation of diluted EPS on a go-forward basis. In the event that the security holders decide to exercise their convertibility options, we intend to satisfy our obligation with cash.

During the third quarter of 2003, at no time did our stock price in a 20-day period exceed $28.60 in a consecutive 30-day period. However, in the fourth quarter of 2003, the notes will become convertible at the option of the holder based on the current trading prices of our common stock. Accordingly, in future periods we will include these convertible notes in our calculation of diluted EPS to the extent they are not anti-dilutive to the diluted EPS calculation.

Note 6. Operating Segment Information

Operating segment information for Alaska and Horizon for the three and nine month periods ended September 30 was as follows (in millions):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2003	2002	2003

Operating revenues:
Alaska*	$512.4	$585.3	$1,403.3	$1,522.9
Horizon*	116.6	132.7	315.1	342.3
Elimination of intercompany revenues*	(8.4)	(15.8)	(22.0)	(33.7)

Consolidated	$620.6	$702.2	$1,696.4	$1,831.5

Income (loss) before income tax and accounting change:
Alaska	$13.1	$50.1	$(28.7)	$39.1
Horizon	5.9	19.5	(7.1)	19.9
Other	(0.3)	(1.4)	(1.1)	(5.9)

Consolidated	$19.3	$68.2	$(36.9)	$53.1

Total assets at end of period:
Alaska			$2,756.7	$3,072.7
Horizon			222.8	257.4
Other			812.7	911.1
Elimination of intercompany accounts			(891.3)	(1,001.8)

Consolidated			$2,900.9	$3,239.4

* Certain reclassifications have been made to the September 30, 2002 Alaska and Horizon statements of operations to conform to the September 30, 2003 presentation.

Note 7. Long-Term Debt and Capital Lease Obligations

At December 31, 2002, and September 30, 2003, long-term debt and capital lease obligations were as follows (in millions):

	December 31,	September 30,
	2002	2003

Fixed rate notes payable due through 2015	$439.9	$396.7
Variable rate notes payable due through 2018	453.6	541.6
Senior convertible notes due through 2023	—	150.0

Long-term debt	893.5	1,088.3
Capital lease obligations	11.8	8.4
Less current portion	(48.6)	(55.7)

	$856.7	$1,041.0

During the first nine months of 2003, we issued $97.0 million ($65.0 million in the second quarter of 2003 and $32.0 million in the third quarter of 2003) of debt secured by flight equipment, having interest rates that vary with LIBOR and payment terms ranging from 12 to 15 years.

On March 21, 2003, we completed the private placement of $150.0 million of floating rate senior convertible notes due in 2023 (the Notes). The Notes bear interest for the first five years from date of issuance at a variable interest rate of 3-month LIBOR plus 2.5% (3.64% at September 30, 2003). This interest is paid quarterly in arrears. Thereafter, the Notes will cease bearing cash interest and instead, the principal value of the Notes will increase daily by the unpaid interest which will be calculated at LIBOR plus 2.5%, up to a maximum of 5.25%.

The Notes are convertible into shares of our common stock at the option of the holder (or cash, at our option) only upon the occurrence of certain events which include the following:

a)	Our common stock trading at a value for a 20-day period greater than 110% of the conversion price in a 30-day period ending on the fiscal quarter.

b)	Our obtaining a low credit rating, as defined.

c)	Upon redemption of the Notes.

d)	Upon certain corporate transactions.

The conversion price is equal to the original or variable principal, divided by 38.4615. At date of issuance, the conversion price was equal to $26.00 per share. Upon conversion, we may deliver, in lieu of common stock, cash or a combination of cash and common stock. We may redeem all or a portion of the Notes in cash or common stock or a combination of cash and common stock at any time on or after the third anniversary of the issuance of the Notes. In addition, holders may require us to purchase all or a portion of their Notes on the 5th, 10th and 15th anniversaries of the issuance of the Notes and upon the occurrence of a change of control or tax event at principal plus accrued interest.

The Notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness.

Net proceeds from the offering totaled $145.3 million. Approximately $19.7 million of the net proceeds is restricted to collateralize interest payments for the first three years and is reported as restricted cash ($6.6 million recorded in prepaid expenses and other current assets and $13.1 million in other assets) in our Consolidated Balance Sheet as of September 30, 2003.

Note 8. Contingencies

We are a party to ordinary routine litigation incidental to our business and with respect to which no material liability is expected. Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management’s current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

Note 9. U.S. Government Compensation

On April 16, 2003, the Emergency Wartime Supplemental Appropriations Act (the Act) was signed into legislation. The Act includes $2.3 billion of one-time cash payments to air carriers, allocated based on each carrier’s share of security fees remitted and carrier fees paid to the Transportation Security Administration (TSA) since its inception in February 2002. Additionally, passenger security fees were not imposed by the TSA and carrier fees were not paid during the period June 1, 2003 through September 30, 2003. In May 2003, we received our share of the one-time cash grant in the amount of $71.4 million ($52.8 million for Alaska and $18.6 million for Horizon).

In August 2003, we received $2.7 million ($2.5 million for Alaska and $0.2 million for Horizon) from the Federal Aviation Administration in reimbursement of flight deck reinforcement expenditures. The reimbursement was recorded as an offset to our capital costs.

During the third quarter of 2002 we received $0.4 million ($0.2 million Alaska and $0.2 million Horizon) under the Air Transportation Safety and System Stabilization Act to compensate us for direct and incremental losses as a result of the September 11th terrorist attacks.

Note 10. Horizon Code Share Agreement

On September 18, 2003, Horizon entered into a 12-year agreement with Frontier Airlines to operate regional jet service as Frontier JetExpress, effective January 1, 2004. Initially, Horizon will operate four 70-seat Bombardier CRJ-700 aircraft as Frontier JetExpress and plans on expanding this fleet to nine airplanes by May 30, 2004. Horizon will be responsible for flying and maintaining the aircraft and Frontier will maintain control over scheduling and destinations. In exchange for providing these services, Horizon will receive a base fee and performance-based incentives.

During the fourth quarter of 2003, Horizon will complete the necessary transition to begin Frontier JetExpress operations on January 1, 2004.

Alaska Airlines Financial and Statistical Data

	Three Months Ended September 30						Nine Months Ended September 30

					%					%
Financial Data (in millions):	2002		2003		Change		2002	2003		Change

Operating Revenues:
Passenger	$468.0		$532.5		13.8%		$1,275.5	$1,380.1		8.2%
Freight and mail	19.7		21.4		8.6%		55.6	59.8		7.6%
Other - net	24.7		31.4		27.1%		72.2	83.0		15.0%

Total Operating Revenues	512.4		585.3		14.2%		1,403.3	1,522.9		8.5%

Operating Expenses:
Wages and benefits	184.9		198.7		7.5%		524.1	578.7		10.4%
Contracted services	18.9		20.5		8.5%		59.8	60.9		1.8%
Aircraft fuel	70.7		81.6		15.4%		190.1	227.6		19.7%
Aircraft maintenance	31.6		35.2		11.4%		103.3	117.7		13.9%
Aircraft rent	32.1		31.1		-3.1%		95.7	92.8		-3.0%
Food and beverage service	17.8		17.0		-4.5%		47.9	44.8		-6.5%
Commissions	13.2		17.6		33.3%		43.9	38.0		-13.4%
Other selling expenses	26.1		25.8		-1.1%		78.8	71.0		-9.9%
Depreciation and amortization	29.2		29.7		1.7%		85.7	87.8		2.5%
Loss on sale of assets	0.5		0.8		NM		0.7	1.3		NM
Landing fees and other rentals	30.1		33.6		11.6%		82.2	93.5		13.7%
Other	38.5		34.5		-10.4%		111.3	102.9		-7.5%

Total Operating Expenses	493.6		526.1		6.6%		1,423.5	1,517.0		6.6%

Operating Income (Loss)	18.8		59.2		NM		(20.2)	5.9		NM

Interest income	6.4		4.6				17.5	10.3
Interest expense	(11.3)		(11.2)				(35.0)	(33.9)
Interest capitalized	0.5		0.2				1.0	1.3
U.S. government compensation	0.2		—				0.3	52.8
Other - net	(1.5)		(2.7)				7.7	2.7

	(5.7)		(9.1)				(8.5)	33.2

Income (Loss) Before Income Tax and Accounting Change	$13.1		$50.1		NM		$(28.7)	$39.1		NM

Operating Statistics:
Revenue passengers (000)	3,978		4,280		7.6%		10,787	11,335		5.1%
RPMs (000,000)	3,673		4,126		12.3%		10,022	10,946		9.2%
ASMs (000,000)	5,207		5,693		9.3%		14,602	15,611		6.9%
Passenger load factor	70.5%		72.5%		2.0	pts	68.6%	70.1%		1.5	pts
Breakeven load factor	69.4%		65.9%		-3.5	pts	71.4%	71.6%		0.2	pts
Yield per passenger mile	12.74	¢	12.91	¢	1.3%		12.73 ¢	12.61	¢	-0.9%
Operating revenue per ASM	9.84	¢	10.28	¢	4.5%		9.61 ¢	9.76	¢	1.5%
Operating expenses per ASM (a)	9.48	¢	9.24	¢	-2.5%		9.75 ¢	9.72	¢	-0.3%
Operating expenses per ASM excluding fuel (a)	8.12	¢	7.81	¢	-3.9%		8.45 ¢	8.26	¢	-2.2%
Fuel cost per gallon	81.6	¢	88.7	¢	8.7%		77.9 ¢	89.6	¢	15.0%
Fuel gallons (000,000)	86.6		92.0		6.2%		243.9	253.9		4.1%
Average number of employees	10,465		10,114		-3.4%		10,167	10,079		-0.9%
Aircraft utilization (blk hrs/day)	11.2		11.1		-0.9%		10.7	10.6		-0.9%
Operating fleet at period-end	102		109		6.9%		102	109		6.9%

NM = Not Meaningful

(a)  See Note 1 on Page 18

Note:

Certain reclassifications have been made to the September 30, 2002 statements of operations to conform to the September 30, 2003 presentation.

Horizon Air Financial and Statistical Data

	Three Months Ended September 30				Nine Months Ended September 30

			%					%
Financial Data (in millions):	2002	2003	Change		2002	2003		Change

Operating Revenues:
Passenger	$110.0	$127.2	15.6%		$294.9	$326.8		10.8%
Freight and mail	1.4	1.2	-14.3%		3.8	3.8		0.0%
Other - net	5.2	4.3	-17.3%		16.4	11.7		-28.7%

Total Operating Revenues	116.6	132.7	13.8%		315.1	342.3		8.6%

Operating Expenses:
Wages and benefits	38.7	39.2	1.3%		113.2	118.8		4.9%
Contracted services	5.3	5.7	7.5%		15.6	18.4		17.9%
Aircraft fuel	12.0	13.1	9.2%		32.5	37.4		15.1%
Aircraft maintenance	4.2	7.2	71.4%		18.0	22.5		25.0%
Aircraft rent	16.2	18.1	11.7%		45.9	53.3		16.1%
Food and beverage service	0.8	0.6	-25.0%		2.0	1.8		-10.0%
Commissions	1.3	0.9	-30.8%		5.7	2.1		-63.2%
Other selling expenses	6.4	5.7	-10.9%		17.4	16.7		-4.0%
Depreciation and amortization	4.9	2.7	-44.9%		13.9	9.5		-31.7%
Gain on sale of assets	(0.7)	(0.7)	NM		(1.4)	(1.1)		NM
Landing fees and other rentals	8.6	10.3	19.8%		22.8	28.2		23.7%
Other	12.5	9.7	-22.4%		37.5	32.6		-13.1%

Total Operating Expenses	110.2	112.5	2.1%		323.1	340.2		5.3%

Operating Income (Loss)	6.4	20.2	NM		(8.0)	2.1		NM

Interest income	0.2	0.2			0.6	0.5
Interest expense	(0.6)	(0.6)			(1.6)	(1.9)
Interest capitalized	0.1	0.2			0.4	0.6
Government compensation	0.2	—			0.2	18.6
Other - net	(0.4)	(0.5)			1.3	—

	(0.5)	(0.7)			0.9	17.8

Income (Loss) Before Income Tax and Accounting Change	$5.9	$19.5	NM		$(7.1)	$19.9		NM

Operating Statistics:
Revenue passengers (000)	1,334	1,376	3.1%		3,621	3,671		1.4%
RPMs (000,000)	424	466	9.9%		1,128	1,224		8.5%
ASMs (000,000)	657	701	6.7%		1,795	1,950		8.6%
Passenger load factor	64.6%	66.5%	1.9	pts	62.8%	62.8%		0.0	pts
Breakeven load factor	61.6%	56.2%	-5.4	pts	65.0%	62.8%		-2.2	pts
Yield per passenger mile	25.92 ¢	27.29 ¢	5.3%		26.15 ¢	26.70	¢	2.1%
Operating revenue per ASM	17.74 ¢	18.93 ¢	6.7%		17.55 ¢	17.56	¢	0.1%
Operating expenses per ASM (a)	16.76 ¢	16.05 ¢	-4.3%		17.99 ¢	17.45	¢	-3.0%
Operating expenses per ASM excluding fuel (a)	14.94 ¢	14.18 ¢	-5.1%		16.18 ¢	15.53	¢	-4.0%
Fuel cost per gallon	81.9 ¢	90.3 ¢	10.3%		80.1 ¢	91.9	¢	14.7%
Fuel gallons (000,000)	14.7	14.5	-1.4%		40.6	40.7		0.2%
Average number of employees	3,518	3,368	-4.3%		3,463	3,375		-2.5%
Aircraft utilization (blk hrs/day)	7.7	8.2	6.5%		7.4	7.9		6.8%
Operating fleet at period-end	63	61	-3.2%		63	61		-3.2%

NM = Not Meaningful

(a)  See Note 1 on Page 18

Note:

Certain reclassifications have been made to the September 30, 2002 statements of operations to conform to the September 30, 2003 presentation.

Note 1:

Pursuant to new guidelines issued by the Securities and Exchange Commission, we are providing the following reconciliation of non-GAAP performance indicators to their comparable financial measures reported on a GAAP basis. Our disclosure of operating expenses and operating expenses per available seat mile, excluding fuel, provides us the ability to measure and monitor our performance both with and without the cost of aircraft fuel as both the cost and availability of fuel are subject to economic and political factors beyond our control. We also believe that disclosing earnings (loss) and diluted earnings (loss) per share excluding reimbursements received from the government and the write-off of goodwill is useful to investors because it helps them see what our results would have been had these non-recurring items not been present. The following table reconciles operating expenses excluding fuel and operating expense per ASM excluding fuel for Alaska Airlines, Inc. and Horizon Air Industries, Inc.:

Alaska Airlines, Inc.:
($ in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,

	2002		2003		2002		2003

Total GAAP operating expenses	$493.6		$526.1		$1,423.5		$1,517.0
ASMs (000,000)	5,207		5,693		14,602		15,611
GAAP operating expenses per ASM	9.48	¢	9.24	¢	9.75	¢	9.72	¢

Total GAAP operating expenses	$493.6		$526.1		$1,423.5		$1,517.0
Less: aircraft fuel	70.7		81.6		190.1		227.6

Operating expenses excluding fuel	$422.9		$444.5		$1,233.4		$1,289.4
ASMs (000,000)	5,207		5,693		14,602		15,611
Operating expenses per ASM excluding fuel	8.12	¢	7.81	¢	8.45	¢	8.26	¢

Horizon Air Industries, Inc.:
($ in millions)

	2002		2003		2002		2003

Total GAAP operating expenses	$110.2		$112.5		$323.1		$340.2
ASMs (000,000)	657		701		1,795		1,950
GAAP operating expenses per ASM	16.76	¢	16.05	¢	17.99	¢	17.45	¢

Total GAAP operating expenses	$110.2		$112.5		$323.1		$340.2
Less: aircraft fuel	12.0		13.1		32.5		37.4

Operating expenses excluding fuel	$98.2		$99.4		$290.6		$302.8
ASMs (000,000)	657		701		1,795		1,950
Operating expenses per ASM excluding fuel	14.94	¢	14.18	¢	16.18	¢	15.53	¢

The following table summarizes Alaska Air Group, Inc.’s earnings (loss) and diluted earnings (loss) per share during 2002 and 2003 excluding the change in accounting principle relating to goodwill and the receipt of government compensation and as reported in accordance with GAAP.

($ in millions)

	Three Months Ended September 30,
	2002		2003

	Dollars	EPS	Dollars	EPS

Net income (loss) and diluted EPS excluding Government compensation	$12.2	$0.46	$40.7	$1.52
Government compensation, net of tax	0.3	0.01	—	—

Reported GAAP amounts	$12.5	$0.47	$40.7	$1.52

	Nine Months Ended September 30,
	2002		2003

	Dollars	EPS	Dollars	EPS

Net loss and diluted EPS excluding change in accounting principle and government compensation	($24.4)	($0.92)	($14.7)	($0.55)
Change in accounting principle relating to goodwill	(51.4)	(1.93)	—	—
Government compensation, net of tax	0.3	0.01	44.3	1.66

Reported GAAP amounts	($75.5)	($2.84)	$29.6	$1.11

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this quarterly report on Form 10-Q. All statements in the following discussion that are not reports of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report’s introductory cautionary note.

References in the Quarterly Report on Form 10-Q to “Air Group,” “the Company,” “we,” “us” and “our” refer to Alaska Air Group, Inc. and its subsidiaries, unless otherwise specified. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as “Alaska” and “Horizon,” respectively, and together as our “airlines.”

Air Group’s filings with the Securities and Exchange Commission, including its annul report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge at www.alaskaair.com as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission.

Summary

Summer demand from West Coast vacationers and the State of Alaska combined with a continued focus on our cost management initiatives and the government’s temporary waiver of security fees resulted in a profitable third quarter 2003 for us. Historically, our operating income is lowest during the first and fourth quarters, gradually increases in the second quarter and reaches its highest level during the third quarter. Consistent with this seasonal trend, we experienced our highest demand during the third quarter of 2003 as traffic and revenue trends began improving in the latter half of the second quarter and peaked in August before decreasing in September. In the fourth quarter of 2003, we expect this seasonal trend to continue. In addition, we believe our year-end results of operations may be negatively impacted by declines in business traffic, rising fuel prices and increased competition in the markets we serve.

To mitigate these negative influences, in 2002 and throughout 2003, we have engaged in extensive cost reduction and revenue enhancement initiatives. In June 2003, Alaska met with leaders of its labor unions to begin a dialog over how Alaska and its labor groups can work cooperatively to better position the airline for growth and success. These meetings focused on our desire to achieve a cost structure that enables us to offer customers the services they want at fares they are willing to pay; to earn a reasonable profit; to grow our business and take advantage of competitive opportunities; and to secure the futures of our employees. Alaska is seeking to lower its operating cost per available seat mile, excluding fuel, to 7.25 cents by 2005. However, this is a goal and should not be viewed as a prediction of future performance.

As discussed in Note 9 to the unaudited consolidated financial statements, on April 16, 2003, the Emergency Wartime Supplemental Appropriations Act (the Act) was signed into legislation. The Act includes $2.3 billion of one-time cash payments to air carriers, allocated based on each carrier’s share of security fees remitted and carrier fees paid to the Transportation Security Administration (TSA) since its inception in February 2002. Additionally, passenger security fees were not imposed by the

TSA and carrier fees were not paid during the period June 1, 2003 through September 30, 2003. In May 2003, we received our share of the one-time cash grant in the amount of $71.4 million ($52.8 million for Alaska and $18.6 million for Horizon).

In August 2003, we received $2.7 million ($2.5 million for Alaska and $0.2 million for Horizon) from the Federal Aviation Administration in reimbursement of flight deck reinforcement expenditures. The reimbursement was recorded as an offset to our capital costs.

During the third quarter of 2002 we received $0.4 million ($0.2 million Alaska and $0.2 million Horizon) under the Air Transportation Safety and System Stabilization Act to compensate us for direct and incremental losses as a result of the September 11th terrorist attacks.

On September 18, 2003, Horizon entered into a 12-year agreement with Frontier Airlines to operate regional jet service as Frontier JetExpress, effective January 1, 2004. Initially, Horizon will operate four 70-seat Bombardier CRJ-700 aircraft as Frontier JetExpress and plans on expanding this fleet to nine airplanes by May 30, 2004. Horizon will be responsible for flying and maintaining the aircraft and Frontier will maintain control over scheduling and destinations. In exchange for providing these services, Horizon will receive a base fee and performance-based incentives.

During the fourth quarter of 2003, Horizon will complete the necessary transition to begin Frontier JetExpress operations on January 1, 2004. These preparations, in addition to a higher level of scheduled maintenance activity, are expected to result in a 4% decrease in fourth quarter capacity levels compared to the same period in 2002.

Results of Operations

Third Quarter 2003 Compared with Third Quarter 2002

During the third quarter 2003, we reported consolidated net income of $40.7 million, or $1.52 per share, compared to a net income of $12.5 million, or $0.47 per share, in 2002. We recorded consolidated operating and pre-tax income of $78.8 million and $68.2 million, respectively, in 2003 versus consolidated operating and pre-tax income of $25.5 million and $19.3 million, respectively, in 2002. The increase in operating income over the prior year resulted primarily from our cost management initiatives combined with higher customer demand experienced during the quarter. In addition, we received a temporary waiver of security fees during the period June 1, 2003 through September 30, 2003 which positively impacted our results as compared to the same period in 2002. Financial and statistical data comparisons for Alaska and Horizon are shown on pages 16 and 17, respectively. A discussion of the three-month data follows. On page 18, we have included a reconciliation of reported non-GAAP financial measures to the most directly comparable GAAP financial measure.

Alaska Airlines Revenues

Operating revenues increased $72.9 million, or 14.2%, during 2003 as compared to 2002. For the quarter, available seat miles (ASM’s or Capacity) increased 9.3% and revenue passenger miles (RPM’s or Traffic) increased 12.3% as compared to the same period in 2002. Capacity increased 10.5% in July, 9.4% in August and 7.9% in September as compared to the same periods in 2002. The capacity increases are primarily due to the addition of service to new cities (Boston, Washington D.C., Denver, Orlando, Newark and Miami) and an increase in service in the Mexico, Pacific Northwest and

Canada markets, partially offset by lower capacity in Arizona, Northern Alaska and the Bay Area. Traffic increases primarily reflect service to new cities and traffic increases in the Pacific Northwest, Mexico, Nevada and Canada markets, partially offset by decreases in traffic in Northern Alaska, Arizona and the Bay Area.

Yield per passenger mile was up 1.3% and passenger load factor increased 2.0 points during the third quarter of 2003 as compared to the same period in 2002. These increases were largely driven by strong demand during the quarter and resulted in a 13.8% increase in passenger revenues.

Freight and mail revenues increased $1.7 million, or 8.6%, compared to the same period in 2002. This increase is due to increases of $1.2 million and $0.5 million in freight and mail revenue, respectively.

Other-net revenues increased $6.7 million, or 27.1%, due largely to increased revenue from the redemption of miles in Alaska’s frequent flyer program as well as a $2.2 million increase in contract maintenance revenue as compared to the prior year.

Alaska Airlines Expenses

For the quarter, total operating expenses increased $32.5 million, or 6.6%, as compared to the same period in 2002. This increase is due largely to the 9.3% increase in capacity combined with higher commissions, fuel, maintenance, landing fees and other rentals, contracted services and wages and benefits costs, partially offset by lower food and beverage service, other selling expenses and other operating expenses. Operating expense per ASM excluding fuel decreased 3.9% as compared to the same period in 2002. Explanations of significant period-over-period changes in the components of operating expenses are as follows:

•	Wages and benefits increased $13.8 million, or 7.5%, during the quarter as compared to 2002. Approximately $11.1 million of this increase reflects higher benefits costs, resulting from increases in pension costs of approximately $8.4 million and higher health insurance and workers’ compensation costs. The remaining $2.7 million wage increase reflects scale and step increases of 5.5%, partially offset by a 3.4% decrease in the number of employees.

•	Aircraft fuel increased $10.9 million, or 15.4%, due to an 8.7% increase in the fuel cost per gallon and a 6.2% increase in fuel gallons consumed. Air Group’s fuel hedging program resulted in Alaska recognizing a $6.0 million reduction in aircraft fuel expense for hedging gains realized on hedge positions settled during the third quarter of 2003. For the remainder of 2003, Air Group has fuel hedges in place for 35% of its expected fuel consumption, principally crude oil swaps at prices below $22 per barrel. In 2004 and 2005, Alaska has crude oil options in place to hedge 25% and 16%, respectively, of its expected fuel consumption at prices ranging from $24 to $29.

•	Aircraft maintenance increased $3.6 million, or 11.4%, due to increases in the number of outside airframe and engine checks and other outside repairs. There were 19 engine removals during the third quarter of 2003 compared to 16 during the same period in 2002.

•	Commissions increased $4.4 million, or 33.3%, due to increased incentive payments to Horizon partially offset by the elimination of travel agent base commissions starting in June 2002, and the continuing shift to direct sales channels. Incentive payments to Horizon are eliminated in consolidation at the Air Group level. In 2003, 40.8% of Air Group ticket sales were made through traditional travel agents, compared to 45.0% in 2002. In 2003, 28.8% of the ticket sales were made through Alaska’s Internet web site, www.alaskaair.com, compared to 22.5% in 2002.

•	Other selling expenses decreased $0.3 million, or 1.1%, due to decreased Mileage Plan redemptions on partner carriers, partially offset by increased advertising spending.

•	Landing fees and other rentals increased $3.5 million, or 11.6%, due to higher landing fee rates at our new stations and higher rental rates in several of our large airport locations.

•	Other expense decreased $4.0 million, or 10.4%, primarily reflecting a decrease in insurance costs. Insurance expense decreases are a reflection of several factors including a $2.8 million insurance reimbursement received in the third quarter of 2003 resulting from a clarification of liability related to Flight 261, lower cost coverage from a government aviation war risk insurance program and competitive pressures in the aviation war risk insurance market. However, aviation insurance remains substantially higher than before September 11, 2001.

Horizon Air Revenues

Operating revenues increased $16.1 million, or 13.8%, as compared to 2002 due, in part, to increased incentive payments from Alaska for feed traffic. For the third quarter 2003, capacity increased 6.7% and traffic was up 9.9%, compared to the third quarter of 2002 resulting in a 1.9 percentage point increase in load factor. Passenger yield increased 5.3%, and combined with the increase in traffic, resulted in an increase in passenger revenue of $17.2 million, or 15.6%.

Other-net revenues decreased $0.9 million, or 17.3%, primarily due to manufacturer support received in 2002 as compensation for delays in the delivery of CRJ 700 aircraft, which did not recur in 2003.

Horizon Air Expenses

Operating expenses increased $2.3 million, or 2.1%, as compared to the same period in 2002. This increase is due largely to the 6.7% increase in capacity, combined with higher maintenance and aircraft rent. Operating expenses per ASM excluding fuel decreased 5.1% as compared to the same period in 2002. Explanations of significant period-over-period changes in the components of operating expenses are as follows:

•	Wages and benefits increased $0.5 million, or 1.3%, during the quarter as compared to 2002, on the basis of 4.3% fewer employees. The increase resulted from higher rates for unemployment tax and worker’s compensation as well as increased health care costs.

•	Aircraft fuel increased $1.1 million, or 9.2%, due to a 10.3% increase in the cost per gallon of fuel, which was offset by a 1.4% decrease in gallons consumed. Air Group’s fuel hedging program resulted in Horizon recognizing a $1.1 million reduction in aircraft fuel expense for hedging gains realized on hedge positions settled during the third quarter of 2003. For the remainder of 2003, Air Group has fuel hedges in place for 35% of its expected fuel consumption, principally crude oil swaps at prices below $22 per barrel. In 2004 and 2005, Alaska has crude oil options in place to hedge 25% and 16%, respectively, of its expected fuel consumption at prices ranging from $24 to $29.

•	Aircraft maintenance expense increased $3.0 million, or 71.4%, primarily due to planned heavy checks on our Q400 and CRJ-700 aircraft and unscheduled engine events on the Q400 aircraft.

•	Aircraft rent increased $1.9 million, or 11.7%, due to higher rents for the newer aircraft in the fleet and the short-term rental of two Q400s to support the summer schedule.

•	Commissions decreased $0.4 million, or 30.8%, due primarily to the elimination of travel agent base commissions starting in June 2002, and the continuing shift to direct sales channels.

•	Landing fees and other rentals increased $1.7 million, or 19.8%. This increase is due principally to increases in rates and a higher percentage of departures at larger, higher priced airports in 2003 as compared to 2002. Horizon is also paying a larger portion of Air Group expenses at stations where Alaska and Horizon operate due to a 2003 revision of an intercompany expense sharing agreement with Alaska.

•	Other expense decreased $2.8 million, or 22.4%, primarily reflecting a decrease in insurance costs. Insurance expense decreases are a reflection of several factors including a $1.0 million insurance reimbursement received in the third quarter of 2003 resulting from clarification of an Air Group insurance liability, lower cost coverage from a government aviation war risk insurance program and competitive pressures in the aviation war risk insurance market. However, aviation insurance remains substantially higher than before September 11, 2001.

Consolidated Nonoperating Income (Expense)

Net nonoperating items were $6.2 million expense in 2002 compared to $10.6 million expense in 2003. Interest income decreased $0.5 million due to lower interest rates in 2003. Interest expense (net of capitalized interest) increased $2.3 million, or 21.7%, due to increases in debt resulting from the completion of a private placement of $150.0 million of floating rate senior convertible notes in the first quarter of 2003. (See discussion at Note 7, in the Notes to Consolidated Financial Statements).

Other-net includes $2.0 million and $2.9 million in hedging losses resulting from hedge ineffectiveness on fuel hedging contracts in 2002 and 2003, respectively.

Nine Months 2003 Compared with Nine Months 2002

Our consolidated net income for the first nine months of 2003 was $29.6 million, or $1.11 per share, compared with a net loss of $75.5 million, or $2.84 per share, in 2002. Our 2003 and 2002 consolidated net loss includes $71.4 million ($52.8 million for Alaska and $18.6 million for Horizon) and $0.5 million ($0.3 million for Alaska and $0.2 million for Horizon), respectively, received in connection with government assistance received under the Act. Our 2002 net loss includes $51.4 million related to the write-off of goodwill in connection with the adoption of SFAS No. 142 (see discussion in Note 1, in the Notes to Consolidated Financial Statements). Excluding the government compensation received in 2003 and 2002 of $71.4 million and $0.5 million, respectively, and the goodwill write-off in 2002, our net loss for the nine months ended 2003 was $14.7 million ($0.55 per share) compared to $24.4 million ($0.92 per share) for 2002.

The consolidated operating income for the first nine months of 2003 was $4.2 million compared to an operating loss of $29.1 million for 2002. The consolidated pre-tax income for the first nine months of 2003 was $53.1 million compared with a consolidated pre-tax loss before accounting change of $36.9 million for 2002. Financial and statistical data comparisons for Alaska and Horizon are shown on pages 16 and 17, respectively. On page 18, we have included a reconciliation of reported non-GAAP financial measures to the most directly comparable GAAP financial measures.

Alaska Airlines Revenues

Operating revenues increased $119.6 million, or 8.5%, during the first nine months of 2003 as compared to the same period in 2002. For the nine months ended September 30, 2003, capacity increased 6.9% and traffic increased 9.2% as compared to the same period in 2002. The capacity increases are primarily due to the addition of service to new cities (Boston, Denver, Newark, Washington D.C., Orlando and Miami) and an increase in service in the Pacific Northwest, Mexico, and Canada markets, partially offset by lower capacity in the Bay Area, Arizona and Northern Alaska. Traffic increases primarily reflect service to new cities and traffic increases in the Pacific Northwest, Mexico and Nevada, partially offset by decreases in traffic in the Bay Area, Northern Alaska and Arizona. Passenger load factor increased 1.5 percentage points to 70.1% during the first nine months of 2003 as compared to 2002.

Yield per passenger mile decreased 0.9% due to a combination of fewer business travelers and a drop off in demand. Higher traffic combined with lower yields resulted in a $104.6 million, or 8.2%, increase in passenger revenues.

Freight and mail revenues increased $4.2 million, or 7.6%, due principally to higher freight and mail volumes attributable to a reduction of security restrictions. Other-net revenues increased $10.8 million, or 15.0%, due largely to increased revenue from the redemption of miles in Alaska’s frequent flyer program.

Alaska Airlines Expenses

For the nine months ended September 30, 2003, total operating expenses increased $93.5 million, or 6.6%, as compared to the same period in 2002. This increase is due largely to a 6.9% increase in ASMs combined with higher fuel, maintenance, wages and benefits costs and landing fees and other rentals. Operating expense per ASM excluding fuel decreased 2.2% as compared to the same period in 2002. Explanations of significant period-over-period changes in the components of operating expenses are as follows:

•	Wages and benefits increased $54.6 million, or 10.4%, for the first nine months of 2003 as compared to 2002. Approximately $37.0 million of this increase reflects higher benefits,

resulting from increases in pension costs of approximately $27.4 million and higher health insurance and workers’ compensation costs. The remaining $17.6 million increase reflects wage rate increases, partially offset by a 0.9% decrease in the number of employees.

•	Aircraft fuel increased $37.5 million, or 19.7%, due to a 15.0% increase in the fuel cost per gallon and a 4.1% increase in fuel gallons consumed. Air Group’s fuel hedging program resulted in Alaska recognizing an $18.6 million reduction in aircraft fuel expense for hedging gains realized on hedge positions settled during the nine months of 2003.

•	Aircraft maintenance increased $14.4 million, or 13.9%, due to increases in the number of outside airframe and engine checks and other outside repairs.

•	Commissions decreased $5.9 million, or 13.4%, due primarily to the elimination of travel agent base commissions starting in June 2002, and the continuing shift to direct sales channels, offset by an increase in incentive payments to Horizon. Incentive payments to Horizon are eliminated in consolidation at the Air Group level. In 2003, 44.0% of Air Group ticket sales were made through traditional travel agents, compared to 49.8% in 2002. In 2003, 26.9% of the ticket sales were made through Alaska’s Internet web site compared to 20.6% in 2002.

•	Other selling expenses decreased $7.8 million, or 9.9%, due principally to lower computer reservation system costs and Mileage Plan costs, partially offset by an increase in credit card commissions and advertising costs.

•	Landing fees and other rentals increased $11.3 million, or 13.7%. The higher rates reflect modest volume growth and an increase in airports’ cost of operations, including facility expansion initiatives, and increased costs for security.

•	Other expense decreased $8.4 million, or 7.5%, primarily reflecting lower expenditures for insurance, supplies, data lines and other communication services and property taxes, partially offset by increases in expenditures for professional services and per diems. Insurance expense decreases are a reflection of several factors including a $2.8 million insurance reimbursement received in the third quarter of 2003 resulting from a clarification of liability related to Flight 261, lower cost coverage from a government aviation war risk insurance program and competitive pressures in the aviation war risk insurance market. However, aviation insurance remains substantially higher than before September 11, 2001.

Horizon Air Revenues

Operating revenues increased $27.2 million, or 8.6%, during the first nine months of 2003 as compared to the same period in 2002 due, in part, to an increase in incentive payments from Alaska for feed traffic. For the nine months ending September 30, 2003, capacity increased 8.6% and traffic was up 8.5%, compared to the same period in 2002. As a result, passenger load factor remained consistent during the first nine months of 2003 as compared to the same period in 2002. Passenger yield increased 2.1%, and combined with the increase in traffic, resulted in an increase in passenger revenue of $31.9 million, or 10.8%.

Other-net revenues decreased $4.7 million, or 28.7%, primarily due to manufacturer support received in 2002 as compensation for delays in the delivery of CRJ 700 aircraft, which did not recur in 2003.

Horizon Air Expenses

For the nine months ending September 30, 2003, operating expenses increased $17.1 million, or 5.3%, as compared to the same period in 2002. This increase is due largely to an 8.6% increase in ASMs combined with higher wages and benefits, landing fees and other rental costs. Operating expenses per ASM excluding fuel decreased 4.0% as compared to the same period in 2002. Explanations of significant period-over-period changes in the components of operating expenses are as follows:

•	Wages and benefits increased $5.6 million, or 4.9%, during the nine months ending September 30, 2003 as compared to 2002. Approximately $5.3 million of this increase reflects higher benefits, resulting from increases in health insurance, workers’ compensation and retroactive profit sharing. The remaining $0.3 million increase reflects higher wages, partially offset by a 2.5% reduction in the number of employees.

•	Aircraft fuel increased $4.9 million, or 15.1%, due to a 14.7% increase in the cost per gallon of fuel and a 0.2% increase in gallons consumed. Air Group’s fuel hedging program resulted in Horizon recognizing a $3.3 million reduction in aircraft fuel expense for hedging gains realized on hedge positions settled during the first nine months of 2003.

•	Aircraft maintenance expense increased $4.5 million, or 25.0%, primarily due to planned heavy checks on Q400 and CRJ-700 aircraft and a series of engine repairs on both aircraft types.

•	Aircraft rent increased $7.4 million, or 16.1%, due to the addition of two CRJ-700s and two Q400s as compared to 2002.

•	Commissions decreased $3.6 million, or 63.2%, due primarily to the elimination of travel agent base commissions starting in June 2002, and the continuing shift to direct sales channels.

•	Landing fees and other rentals increased $5.4 million, or 23.7%. The 2002 results include a $0.9 million credit from adjusting a December 2001 accrual due to a year-end airport assessment coming in lower than expected. Absent this amount, landing fees and other rentals increased 19.0%. The higher rates reflect modest volume growth, an increase in airports’ cost of operations and increased costs for security. Horizon is also paying a larger portion of Air Group expenses at stations where Alaska and Horizon operate due to a 2003 revision of an intercompany expense sharing agreement with Alaska.

•	Other expense decreased $4.9 million, or 13.1%, primarily reflecting a decrease in insurance costs. Insurance expense decreases are a reflection of several factors including a $1.0 million insurance reimbursement received in third quarter 2003 resulting from clarification of an Air Group insurance liability, lower cost coverage from government aviation war risk insurance programs and competitive pressures in the aviation war risk insurance market. However, aviation insurance remains substantially higher than before September 11, 2001.

Consolidated Nonoperating Income (Expense)

Net nonoperating items were $7.8 million expense in 2002 compared to $48.9 million income in 2003. The 2003 results include $71.4 million ($52.8 million for Alaska and $18.6 million for Horizon) received in connection with the government reimbursement of security fees remitted and carrier fees paid under the Act. Interest income decreased $4.6 million due principally to lower interest rates and an adjustment of premium and discount amortization on our marketable securities portfolio. Interest expense (net of capitalized interest) increased $3.4 million, or 10.2%, due primarily to increases in debt resulting from the completion of a private placement of $150.0 million of floating rate senior convertible notes in the first quarter of 2003. See discussion at Note 7, in the Notes to Consolidated Financial Statements.

Other-net includes $6.5 million in hedging gains and $1.1 million in losses resulting from hedge ineffectiveness on fuel hedging contracts in 2002 and 2003, respectively. In 2003, we received an insurance recovery of $3.1 million in connection with legal fees associated with the U.S. Attorney investigation in Oakland. In 2002, we received a $1.4 million insurance recovery and a $0.9 million gain on conversion of Equant N.V. shares (a telecommunications network company owned by many airlines).

Consolidated Income Tax Benefit

Accounting standards require us to provide for income taxes each quarter based on either our estimate of the effective tax rate for the full year or the actual year-to-date effective tax rate if it is our best estimate of our annual expectation. The volatility of airfares and fuel prices and the seasonality of our business make it difficult to accurately forecast full-year pretax results. In addition, a relatively small change in pretax results can cause a significant change in the effective tax rate due to the magnitude of nondeductible expenses, such as employee per diem costs relative to pre-tax profit or loss. In estimating the 44.3% tax rate for 2003, we considered a variety of factors, including the U.S. federal rate of 35%, estimates of nondeductible expenses and state income taxes, and year-to-date pre-tax income. We evaluate this rate each quarter and make adjustments when necessary.

Critical Accounting Policies

For more information on our critical accounting policies, see Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2002 and Amendment No. 1 to our Registration Statement on Form S-1 filed with the Securities Exchange Commission on September 23, 2003.

Liquidity and Capital Resources

The table below presents the major indicators of financial condition and liquidity.

	December 31, 2002	September 30, 2003	Change

	(In millions, except per share and debt-to-capital amounts)
Cash and marketable securities	$635.8	$748.6	$112.8
Working capital	198.4	261.7	63.3
Long-term debt and capital lease obligations*	856.7	1,041.0	184.3
Shareholders’ equity	655.7	683.0	27.3
Book value per common share	$24.68	$25.58	$0.90
Debt-to-capital*	57%:43%	60%:40%	NA
Debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent*	77%:23%	78%:22%	NA

* Excludes current portion of long-term debt and capital lease obligations

We have various options available to meet our capital and operating commitments in 2003, including cash and marketable securities on hand at September 30, 2003 of $748.6 million. In addition, to supplement cash requirements, we utilize various borrowing or leasing options. During the first quarter of 2003, we completed a private placement of $150.0 million of floating rate senior convertible notes to provide additional liquidity to be used in our operations. See discussion below in “Cash Provided by Financing Activities” and in Note 7, in the Notes to Consolidated Financial Statements.

During the first nine months of 2003, our shareholders’ equity increased $27.3 million due principally to the net income of $29.6 million.

During the first nine months of 2003, our cash and marketable securities increased $112.8 million to $748.6 million at September 30, 2003. This increase primarily reflects cash provided by operating activities of $272.5 million and cash provided by financing activities of $188.8 million, partially offset by cash used for the purchase of property and equipment of $316.4 million and $32.3 million paid for restricted deposits and other.

Cash Provided by Operating Activities

During the first nine months of 2003, operating activities provided $272.5 million of cash, primarily reflecting our net income of $29.6 million, depreciation and amortization of $98.2 million, amortization of airframe and engine overhauls of $47.8 million, increases in air traffic liability of $54.2 million and increases in deferred income taxes of $23.6 million, offset by an increase in accounts receivable of $16.3 million and $2.8 million of other changes in operating assets and liabilities.

Cash Used in Investing Activities

During the first nine months of 2003, cash used in investing activities totaled $508.6 million, primarily reflecting capital expenditures of $319.5 million, restricted cash deposits and other of $32.3 million and net purchases of marketable securities of $159.9 million, partially offset by cash provided by disposition of assets of $3.1 million.

Cash Provided by Financing Activities

In 2003, cash provided by financing activities was $188.8 million, reflecting new debt issuances of $247.0 million and proceeds from the issuance of common stock of $2.1 million, offset by offering costs of $4.7 million and long-term debt and capital lease payments of $55.6 million. During the first nine months of 2003, we issued $97.0 million of debt secured by flight equipment, having interest rates that vary with LIBOR and payment terms ranging from 12 to 15 years. On March 21, 2003, we completed the private placement of $150 million of floating rate senior convertible notes due in 2023. The private placement was conducted pursuant to Rule 144A of the Securities Act of 1933, as amended. Net proceeds from the offering were $145.3 million, of which $19.7 million is restricted to collateralize three years worth of interest payments and is reported as restricted cash ($6.6 million recorded in prepaid expenses and other current assets and $13.1 million in other assets) in our Consolidated Balance Sheet as of September 30, 2003. See Note 7, in the Notes to Consolidated Financial Statements for additional discussion of this offering transaction.

Commitments - At September 30, 2003, we had firm orders for 28 aircraft requiring aggregate payments of approximately $397.6 million, as set forth below. In addition, Alaska has options to acquire 26 additional B737’s, and Horizon has options to acquire 15 Dash 8-400’s and 25 CRJ 700’s. Alaska expects to finance the new planes with leases, long-term debt or internally generated cash. Horizon expects to finance its new aircraft with operating leases. During the second quarter of 2003, Alaska deferred the delivery of two Boeing 737-900’s from 2004 to 2005. During November of 2003, Horizon reached an agreement with Bombardier to reschedule the delivery of four CRJ-700’s in 2004 and six CRJ-700’s in 2005 to two CRJ-700’s deliveries per year beginning in 2005. In addition, Horizon converted two 2004 firm orders for CRJ-700’s to Q400’s. The following table summarizes aircraft deliveries by year and payments from October 1, 2003 to December 31, 2003 and by fiscal year thereafter:

	Delivery Period - Firm Orders

				Beyond
Aircraft	2003	2004	2005	2005	Total

Boeing 737-700	6	—	—	—	6
Boeing 737-900	5	1	2	—	8
Bombardier CRJ700	2	—	2	8	12
Bombardier Dash 8-400	—	2	—	—	2

Total	13	3	4	8	28

Payments (Millions)	$36.1	$84.3	$96.6	$180.6	$397.6

Alaska is party to a purchase agreement with an aircraft manufacturer. Under the agreement, upon commitment to purchase the aircraft, Alaska must make deposits to the manufacturer for a portion of the purchase price of the aircraft, with the remainder of the purchase price due at delivery. Concurrent with this agreement, the manufacturer has an agreement with a Trust wherein the Trust makes deposits to the manufacturer of additional pre-delivery deposits for the aircraft. Under certain specified events, including default by the Trust, Alaska may be required to pay the manufacturer the amounts paid by the Trust in order to retain the right to purchase the aircraft. Alaska makes monthly payments to the Trust related to the advances made by the Trust to the manufacturer, which are capitalized as part of the aircraft cost. The Trust is reimbursed for its advances on or before the delivery of the applicable aircraft. As of September 30, 2003, Alaska’s obligations relating to such advances equaled approximately $11.6 million which will be paid 2004. This amount is included as an aircraft purchase commitment in the summary of contractual obligations below.

The following table is a summary of our material contractual obligations for October 1, 2003 to December 31, 2003 and by fiscal year thereafter:

	Contractual Payments Due by Period

						Beyond
(in millions)	2003	2004	2005	2006	2007	2007	Total

Long-term debt	$15.6	$196.8	$44.1	$47.1	$49.8	$734.8	$1,088.2
Capital lease obligations	—	8.0	—	—	—	—	8.0
Operating lease commitments	36.5	224.2	315.3	302.0	264.8	1,792.3	2,935.1
Aircraft purchase commitments	36.1	84.3	96.6	45.2	48.3	87.1	397.6

Total	$88.2	$513.3	$456.0	$394.3	$362.9	$2,614.2	$4,428.9

New Accounting Standards – In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, which requires the consolidation of variable interest entities, as defined. A variable interest entity is one in which a company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected returns, or both, as a result of ownership, contractual or other financial interests in the entity. The principal characteristics of variable interest entities are (1) an insufficient amount of equity to absorb the entity’s expected losses, (2) equity owners as a group are not able to make decisions about the entity’s activities, or (3) equity that does not absorb the entity’s losses or receive the entity’s residual returns. This Interpretation is currently applicable to variable interest entities created after January 31, 2003. In October 2003, the FASB agreed to defer the effective date of FIN 46 to December 31, 2003 for variable interests held by public companies in entities that existed prior to February 1, 2003. This deferral is to allow time for implementation issues to be addressed through the issuance of a potential modification to the interpretation. The deferral revised the effective date for consolidation of these entities to the period ended December 31, 2003 for calendar year end companies. While we are still evaluating the impact of this Interpretation, we currently do not believe that any entities will be consolidated as a result of Interpretation No. 46.

ITEM 3. Quantitative and Qualitative Disclosure about Market Risk

During the first nine months of 2003, we issued $97.0 million ($65.0 million in the second quarter of 2003 and $32.0 million in the third quarter of 2003) of debt secured by flight equipment, having interest rates that vary with LIBOR and payment terms ranging from 12 to 15 years.

On March 21, 2003, we completed the private placement of $150.0 million of floating rate senior convertible notes due in 2023. Net proceeds from the offering were $145.3 million, of which $19.7 million is restricted to collateralize three years worth of interest payments and is reported as restricted cash ($6.6 million recorded in prepaid expenses and other current assets and $13.1 million in other assets) in the Consolidated Balance Sheet as of September 30, 2003. See Note 7 in the Notes to Consolidated Financial Statements for additional discussion of this offering transaction.

We utilize financial derivative instruments as hedges to decrease our exposure to jet fuel price changes. We account for our fuel hedge derivative instruments as cash flow hedges as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. At September 30, 2003, we had crude oil option agreements in place to hedge approximately 35%, 25% and 16% of our expected jet fuel requirements in 2003, 2004 and 2005, respectively. Prices of these agreements range from $22 to $29 per barrel. All changes in fair value that are considered to be effective hedges are recorded in accumulated other comprehensive income (loss) until the underlying jet fuel is consumed. The fair value of our hedge instruments at September 30, 2003 was approximately $10.5 million ($9.1 million in prepaid expenses and other current assets and $1.4 million in other assets) in our Consolidated Balance Sheet as of September 30, 2003.

During the three months ended September 30, 2002 and 2003, we recognized $5.8 million and $7.1 million in realized hedging gains, respectively. During the nine months ended September 30, 2002 and September 30, 2003, we recognized $6.8 million and $21.9 million in realized hedging gains, respectively. These amounts are reflected in aircraft fuel in our Consolidated Statements of Operations.

During the three months ended September 30, 2002 and 2003, we recorded $2.0 million and $2.9 million, respectively, in losses related to the ineffectiveness of our hedges. During the nine months ended September 30, 2002 and September 30, 2003, we recorded $6.5 million in gains and $1.1 million in losses, respectively, related to the ineffectiveness of our hedges. These amounts are recorded as non-operating income (expense) in other-net in our Consolidated Statements of Operations.

In the first nine months of 2003, we recorded a net loss of $4.5 million, net of tax, in other comprehensive income (loss) in our Consolidated Balance Sheet. This amount includes the change in effectiveness as related to the change in fair market value for future derivative hedge instruments and the removal of the effective portion of derivative hedge instruments that matured during the first nine months.

ITEM 4. Controls and Procedures

As of September 30, 2003, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our “certifying officers”), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our periodic reports filed with the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that the information is communicated to our certifying officers on a timely basis.

Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective taking into consideration the size and nature of our business and operations.

We made no changes in our internal controls over financial reporting during the fiscal quarter ended September 30, 2003, that our certifying officers concluded materially affected, or is reasonably likely to materially effect, our internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1. Legal Proceedings

We are a party to ordinary routine litigation incidental to our business and with respect to which no material liability is expected. Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management’s current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

ITEM 6. Exhibits and Reports on Form 8-K

(a)  On July 7, 2003, August 14, 2003, and September 17, 2003, reports on Form 8-K were filed to furnish estimated financial results under regulation FD disclosure.

(b)  On July 21, 2003, a report on Form 8-K was filed to incorporate a press release filed on July 18, 2003 announcing the filing of a Shelf Registration Statement on Form S-1 with the Securities and Exchange Commission providing for the resale by security holders of up to $150,000,000 original principal amount of the Company’s issued and outstanding Senior Convertible Notes due 2023 and shares of common stock issuable upon conversion of the notes.

(c)  On July 22, 2003, a report on Form 8-K was filed to furnish Alaska Air Group, Inc.’s press release reporting financial results for the quarter ended June 30, 2003.

(d)  Exhibit 10.1- Codeshare Agreement dated as of September 18, 2003 between Horizon Air Industries, Inc. and Frontier Airlines, Inc. Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission in a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(e)  Exhibit 31.1- Section 302 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

(f)  Exhibit 31.2- Section 302 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

(g)  Exhibit 32.1- Section 906 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

(h)  Exhibit 32.2- Section 906 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

Signatures

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     ALASKA AIR GROUP, INC.

Registrant

Date: November 13, 2003

/s/ Glenn S. Johnson

Glenn S. Johnson
Vice President/Finance and Controller

/s/ Bradley D. Tilden

Bradley D. Tilden
Executive Vice President/Finance and Chief Financial Officer

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the exhibits.

The following exhibits are numbered in accordance with Item 601 of Regulation S-K.

Exhibit No.	Description

10.1	Codeshare Agreement dated as of September 18, 2003 between Horizon Air Industries, Inc. and Frontier Airlines, Inc. Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission in a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. (1)

31.1	Section 302 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 (1)

31.2	Section 302 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 (1)

32.1	Section 906 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 (1)

32.2	Section 906 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 (1)

(1)   Filed herewith.

EXHIBIT 10.1

     PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION IN A CONFIDENTIAL TREATMENT REQUEST UNDER RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE SYMBOL “[***]” IN THIS EXHIBIT INDICATES THAT INFORMATION HAS BEEN OMITTED.

CODE SHARE AGREEMENT

This CODE SHARE AGREEMENT (this “Agreement”) is made and entered into as of September 18, 2003 (the “Contract Date”) to be effective as of January 1, 2004 (the “Effective Date”), by and between FRONTIER AIRLINES, INC., a Colorado corporation (“Frontier”), and HORIZON AIR INDUSTRIES, INC., a Washington corporation (“Partner”). Certain capitalized terms not otherwise defined herein will have the meanings ascribed to them in Schedule A to this Agreement.

R E C I T A L S

A.     Frontier holds a certificate of public convenience and necessity issued by the Department of Transportation (“DOT”) authorizing it to engage in the interstate and overseas air transportation of persons, property and mail between all points in the United States, its territories and possessions.

B.     Partner holds certificates of public convenience and necessity issued by the DOT authorizing Partner to engage in the interstate transportation of persons, property and mail in the United States, its territories and possessions.

C.     Frontier owns various trademarks, service marks and logos, including “Frontier Airlines” and distinctive exterior color decor and patterns on its aircraft, hereinafter referred to individually and collectively as the “Frontier Service Marks.”

D.     Frontier and Partner desire to enter into a code share agreement whereby Partner will provide certain flight and other services to Frontier on terms and conditions more particularly set forth in this Agreement from and after the Effective Date.

NOW, THEREFORE, in consideration of the promises, covenants, representations and warranties hereinafter set forth, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Frontier and Partner agree as set forth below.

A G R E E M E N T

1.	Rights, Responsibilities and Obligations of Partner:

1.1	Flight Service. During the term of this Agreement, Partner will operate “Frontier JetExpress” air transportation services (the “Flight Services”) using the Initial Fleet and the Option Fleet (each as defined in Section 1.3) to and from the cities and based upon the schedule established from time to time by Frontier (the “Schedule”) and provided to Partner by written notice (a “Schedule Notice”) no less than 70 days for schedule changes not involving Flight Services to new cities and no less than 90 days for schedule changes involving the addition of Flight Services to a new city or cities prior to the effective date of the schedule change described in the Schedule Notice. The aircraft comprising the Fleet will be Bombardier CRJ-700s and are herein collectively referred to as the “Aircraft.”

For purposes of this Agreement, “Flights” means flights operated pursuant to the Schedule. Frontier may change the Schedule by issuance of a Schedule Notice at any time. When creating a Schedule, Frontier shall: (i) create a Schedule which will permit Partner to schedule flight crews in a manner consistent with Partner’s block time, operational and maintenance practices set forth on Exhibit 1.1 to this Agreement, as modified from time to time by mutual agreement of the parties prior to the due date of the relevant Schedule Notice; (ii) take into account airport facilities available for Aircraft handling; (iii) permit maintenance as required by Section 1.7.2 and scheduled heavy maintenance on Aircraft, as required; (iv) take into account the Spare Aircraft (as defined in Section 1.3.1); and (v) provide for at least 70 days prior notice of any holiday cancellations.

1.2	Ad Hoc Schedule Changes. Frontier may at its election require ad hoc changes to the Schedule for any reason including but not limited to irregular operations, mechanical problems, weather conditions, or charter opportunities (such flights as requested on an ad hoc basis by Frontier and not otherwise reflected on a Schedule Notice hereby defined as “Ad Hoc Flights”). Frontier and Partner will discuss Ad Hoc Flights and Partner will complete such Ad Hoc Flights only upon mutual agreement of the parties. Ad Hoc Flights completed by Partner will become part of the Schedule for purposes of Section 6.2 but will be excluded from the Partner’s performance requirements under Section 4.

1.3	Fleet.

1.3.1	Initial Fleet. Each of the Aircraft identified on Exhibit 1.3.1 as the initial aircraft (the “Initial Fleet”) will be Bombardier CRJ-700s and shall be placed into Flight Services by Partner in the calendar months set forth on Exhibit 1.3.1 (the “Delivery Schedule”). For new aircraft deliveries Partner will provide no less than 60 days’ prior written notice of the week in which the Aircraft in the Initial Fleet will be delivered, and no less than 30 days’ prior written notice of the day on which the Aircraft in the Initial fleet will be delivered. In the event Partner is unable to meet the delivery week or dates set for on any notice, Partner may use a Substitute Aircraft (as defined in Section 1.3.4) to operate any Flight that was scheduled for the delayed Aircraft for up to 30 days or, with prior consent of Frontier, for such longer period as may be necessary. The Initial Fleet will be comprised of eight (8) core operating Aircraft (the “Core Aircraft”) and one (1) operational spare Aircraft (the “Spare Aircraft”).

1.3.2	Option Fleet. Frontier and Partner agree to meet periodically during the term of this Agreement to discuss and if possible agree on the expansion of the Initial Fleet by as many as twelve (12) Aircraft (the “Option Fleet”). Placement of the Option Fleet into Flight Services is subject to review and mutual agreement between the parties, provided, it is understood and agreed that the terms and conditions set forth in this Agreement will generally be applicable to the Option Fleet other than such changes as may be agreed to by the parties with respect to the Fixed Costs and Maintenance Parts relating to the Option Aircraft and the possible extension of the term of this Agreement to take into account a reasonable operating commitment for the Option Fleet. The Initial Fleet and the Option Fleet are collectively referred to herein as the “Fleet.”

1.3.3	Aircraft Configuration, Decor and Livery. From the Effective Date until such time that all Aircraft in the Initial Fleet are operating as Frontier JetExpress Flights, all but two (2) of the Aircraft shall be painted, marked and decorated to bear Frontier Service Marks, consisting of Frontier livery and the name “Frontier JetExpress” in accordance with the livery standards to be provided by Frontier (the “Frontier JetExpress Livery”) and, at Frontier’s election, meet the configurations and interior decor standards set forth in Exhibit 1.3.3 (the “Configuration Standards”). Thereafter, eighty percent (80%) of the Fleet, rounded up to the nearest whole number, shall be painted, marked and decorated to bear the “Frontier JetExpress Livery” and, at Frontier’s election, meet the Configuration Standards. Aircraft not required to be in Frontier JetExpress Livery under the prior sentence and in the Fleet may be left with an all white exterior and otherwise be configured in accordance with Partner’s internal standards (such Aircraft referred to as “White Tail Aircraft”). Costs and expenses incurred in meeting the Livery and Configuration Standards or White Tail configuration will be allocated as follows: For New Aircraft, the Aircraft will be delivered in the Frontier JetExpress Livery and covered by the terms of the purchase agreement between Partner and the Aircraft manufacturer, and costs relating to the application of the animal motif tail decal and any costs associated with Frontier Configuration Standards over and above costs for Partner’s own configuration shall be borne by Frontier. For Used Aircraft, the costs of removing the existing livery and placing the exterior of the Aircraft in an all white condition will be borne by Partner, and the cost of placing the Frontier JetExpress Livery and the application of the animal motif decal for all Used Aircraft not being left as White Tail Aircraft will be borne by Frontier. Should Frontier elect to have the New Aircraft delivered to meet the Configuration Standards, or have the interior of the Used Aircraft (other than the White Tail Aircraft) modified to meet the Configuration Standards, related costs and expenses will be borne by Frontier. Any changes to the Livery and Configuration Standards requested by Frontier after the Aircraft are placed into service as part of the Fleet will be performed by Partner at Frontier’s sole cost and expense. Such configuration changes must be accomplished within 120 days following Frontier’s request. In the event Frontier desires changes to Frontier JetExpress Livery, Frontier will provide Partner with 120 days’ prior written notice and all requested changes must be accomplished by the end of such 120 day period, at Frontier’s sole cost and expense. Partner shall use and display suitable signs on the interior and exterior of each Aircraft identifying Partner as the operator of the Flight Services. All announcements, displays or literature used or viewed by Partner customers on Flights shall feature Frontier or “Frontier JetExpress,” and no other air carrier.

1.3.4	Substitute Aircraft. In order to address maintenance requirements, irregular operations, or Aircraft delivery delays as permitted under Section 1.3.1, Partner may substitute for any Aircraft in the Fleet an aircraft from its own operational fleet (each, a “Substitute Aircraft”) for up to thirty (30) days, so long as such substitute aircraft is a White Tail Aircraft or Horizon Livery. Permanent substitutions or substitutions over thirty (30) days for any aircraft in the Fleet will require the advance written consent of Frontier.

1.3.5	Fleet Domicile. On or before the Effective Date, Partner will domicile crews required for the Fleet Services in Denver, Colorado and establish a line maintenance base capable of performing A Checks and clearing MELs at Denver International Airport.

1.4	Other Services. Frontier will be responsible for providing all Other Services required in connection with the Flight Services through the use of its own personnel or through the retention of third party contractors, and will be responsible for all costs and expenses related to such Other Services. Should Frontier request proposals to subcontract for Other Services, Partner will have a right of first refusal to provide such Other Services upon the most favorable terms and conditions being offered to Frontier by other subcontractors on a “right of first refusal” basis. In the event Partner is selected to perform the Other Services on a subcontract basis, Frontier and Partner will enter into a separate agreement with respect to such Other Service, the terms of which will be separate and apart from this Agreement.

1.5	Personnel; Training. Partner shall hire, engage, employ and maintain a sufficient number of trained personnel and subcontractors, including, but not limited to pilots, flight attendants, and maintenance personnel necessary to provide the Flight Services required by this Agreement. Pilots, Flight Attendants, and maintenance personnel shall wear Partner uniforms. For flights attendants newly hired by Partner to provide Flight Services, Frontier will be responsible for the cost of initial training. For current Partner flight attendants transferring to Frontier Flight Services, Frontier will be responsible for relocation costs. Frontier will be responsible for initial Pilot Training costs for new Aircraft Partner will allocate such costs over a 12 month period beginning at the time of initial training and no interest will be assessed by Partner. Partner will be responsible for all recurrent training expenses relating to pilots, flight attendants or mechanics, including uniform allowances and cleaning in accordance with collective bargaining agreements and its internal policies, except costs related to differences in training related to Frontier Service requirements. Costs and expense for which Frontier is responsible under this Section will be remitted as part of the Pass Thru Costs. Should Frontier elect to provide an initial orientation program or any similar subsequent refresher programs for any Partner personnel involved in Flight Services, Frontier will be responsible for all costs and expenses, including without limitation expenses relating to travel, room and board. If Frontier elects to carry hazardous and/or dangerous materials, Frontier will work with Partner to insure that all such hazardous materials training meets all governmental regulations applicable to Frontier and Partner. Such training and related costs will be the sole responsibility of Frontier.

1.6	Service Quality and Level. All Flight Services and Other Services shall be provided by Partner at a service quality and level of service equal to or greater than the service quality and level of service provided by Frontier to the extent applicable to the type of Aircraft used to provide the Flight Services. More specifically, but without limitation:

1.6.1 Partner pilots and flights attendants providing Flight Services will be required and trained to comply with Partner’s appearance standards as set forth on Exhibit 1.6.1.

1.6.2 All Aircraft in the Fleet, at the time of commencing any Flight Service in the Schedule, must have a functioning lavatory and coffee maker, notwithstanding any regulations of the FAA that would permit operation of the Aircraft with such equipment tagged inoperable. Any flight cancelled pursuant to this subparagraph will be deemed to be a flight cancellation for purposes of calculating the FCF and the OTP (each as defined in Section 4).

1.6.3 In the event Frontier is required to reaccommodate a passenger who is unable to complete a scheduled flight because of an inoperable seat, Frontier will apply its applicable policies and procedures and Partner will be required to reimburse Frontier for all reasonable costs and expenses relating to the reaccommodation. In the alternative, Frontier may setoff such amount against its next payment obligation to Partner arising under this Agreement.

1.6.4 If Frontier changes Frontier’s service requirements and as a result Partner will be required to modify related training programs or make any capital upgrades to any Aircraft, Partner, in writing, shall advise Frontier of the need for such upgrades together with the estimated cost to complete such upgrades (the “Upgrade Notice”). If, after receipt of the Upgrade Notice, Frontier, in writing, elects to require Partner to comply with such changes in service requirements, then Frontier, within 30 days after receipt of a written notice, shall reimburse Partner for the costs incurred by Partner in making such capital upgrades. If Frontier does not approve the making of the capital upgrades, then Partner shall not be required to meet the new Frontier service requirements. Partner will cause each Aircraft in the Fleet to comply with all aircraft exterior cleanliness and appearance standards, including appearance and condition of the livery, established by Frontier.

1.7	Maintenance.

1.7.1	Obligation. Partner, at its own cost and expense, shall be responsible for the service, repair, maintenance, overhauling and testing of each Aircraft: (i) in compliance with the maintenance program for each Aircraft as approved by the FAA and pursuant to all applicable aircraft maintenance manuals applicable to each Aircraft; (ii) so as to keep each Aircraft in good and safe operating condition; and (iii) so as to keep the Aircraft in such operating condition as may be necessary to enable the airworthiness certification of the Aircraft to be maintained in good standing. Partner shall retain full authority and control over the service, repair, maintenance, overhauling and testing of each Aircraft. Frontier shall have no obligations or duties with respect to the service, repair, maintenance, overhauling or testing of any Aircraft.

1.7.2	Scheduled Maintenance. At the time Aircraft are identified to the Fleet, Frontier and Partner will cooperate to estimate the maintenance schedule for each Aircraft and will develop a schedule for required maintenance that will minimize disruptions to Flight Services required by the Schedule and avoid non-consecutive scheduled maintenance events. The Schedule will also provide that each Aircraft that will remain overnight at DEN, or such other location as may be mutually agreed by the parties from time to time (the “ MTX RON Location”), will be scheduled in accordance with Exhibit 1.1. Partner will provide Frontier with 120 days’ prior written notice of any heavy maintenance check required under the applicable maintenance program that would require removal of an Aircraft from the Schedule. Upon receiving such notice, Frontier and Partner will cooperate to alter the scheduled maintenance in order to minimize interruption to the Schedule and to provide maximum Fleet capacity during holiday periods.

1.7.3	Ground Equipment. Partner will be required to provide one Aircraft tow bar for each Aircraft in the Fleet.

1.8	Emergency Operations. Prior to the commencement of Flight Services, Partner and Frontier shall coordinate to develop a plan that complies with applicable Government Regulations to be implemented in the event of any incident involving personal injury or death to a passenger or crew member on a Flight. The emergency response teams of Frontier and Partner shall coordinate their efforts and shall cooperate fully in response to such emergency, and Partner will provide Frontier full access to all data and records relating to the Flight. The parties recognize and agree that Frontier will have sole responsibility for addressing the media and providing all aspects of family assistance with the exception of Partner’s retention of responsibility for operational requirements pursuant to Government Regulations and for family assistance relating to Partner crew members and employees.

1.9	Post-Departure Procedures. Unless otherwise performed by Frontier personnel, Partner shall perform post-departure procedures for each Flight. Partner will deposit into bank accounts identified by Frontier on a daily basis all cash receipts relating to liquor sales conducted on the Aircraft in the Fleet. Partner will be liable for all losses arising from shortfalls from the sales of liquor or other catering, if any. Partner will reimburse Frontier for all such losses within 30 days following receipt of an invoice or other written notice setting forth the details of such losses. Frontier and Partner will each have the right to audit all internal collection procedures and records relating to Frontier’s and Partner’s post-departure procedures and all cash receipts relating to catering or liquor sales on board the Aircraft in the Fleet. Should Frontier’s audit identify errors or losses exceeding 10% of the amount that should have been reported and paid to Frontier, Partner, after a fifteen (15) day review period, will reimburse Frontier for all reasonable costs, expenses and fees, including without limitation the fees of any outside auditors, incurred in connection with the performance of the audits permitted under this Agreement.

2.	Rights, Responsibilities and Obligations of Frontier.

2.1	Flight Management Items. Frontier shall: (i) designate from time to time, pursuant to each Schedule Notice, the routes on and destinations to which Partner is to provide the Flight Services and the times of departure for the Flights; (ii) set the fares to be paid for such Flights by the passengers; and (iii) be responsible for the passenger booking, yield management and overbooking of Flights, limited only by the Fleet operated by Partner pursuant to this Agreement.

2.2	Maintenance Items. Frontier shall provide: (i) adequate access to hangar and related facilities that insures that Partner can perform necessary maintenance functions in a timely fashion to support Flight Services pursuant to this Agreement and related OTP and FCF requirements; (ii) subject to and in compliance with Partner’s Maintenance Department Manual System as applicable adequate tooling, ground support equipment, power carts, fuel bowser (ability to fuel and de-fuel), potable water equipment (gate and hangar), separate climate controlled storage of Partner parts inventory; staging and storage area for U/S components, materials handling equipment and supplies (including racking, fire cabinets, pallet jack, forklift, boxes, labels, IATA books, scale, etc); (iii) deicing and snow removal at maintenance facility; (iv) logistical help for any AOG parts shipments, i.e. using Frontiers internal co-mat system to move parts required to support the operation; (v) office, storage, uniform locker space (with telecommunications access) for Partner maintenance personnel (including material clerks), manuals, and records at maintenance facility; (vi) office and parts storage space at DIA terminal for Partner; (vii) Partner’s internal auditors with the ability to audit the facilities and services provided to Partner to the extent of the Agreement’s terms or other future agreements between the parties allows Partner use or procurement of the other parties’ facilities, parts/materials, tools, support equipment, fueling services, personnel resources, or technical data to ensure regulatory compliance; and (viii) Partner the ability to use Frontier’s hazardous material disposal services.

2.3	Marketing/Revenue. Frontier, in its sole discretion and at its sole cost, shall market, advertise and sell tickets on all Flights. Frontier shall provide all reservation services for the Flight Services and shall pay all ticketing and advertising expenses, credit card charges, travel agent commissions and CRS fees applicable to such services. Frontier shall be entitled to retain, and Partner shall pay to Frontier, all revenue and income generated by the Flight Services. Frontier agrees that it will not require Partner to enter into an Essential Air Service market unless Partner, at its sole discretion, agrees in advance to enter the market and the parties have agreed in advance to a method for the establishment of related rates and costs.

3.	Compliance with Regulations.

3.1	Regulations. Frontier and Partner shall perform their obligations and duties under this Agreement, including, without limitation, all Flight Services and Other Services, in full compliance with any and all applicable laws, ordinances, codes, statutes, orders, directives, mandates, requirements, rules and regulations, whether now in effect or hereafter adopted or promulgated, of all governmental agencies having jurisdiction over Partner’s operations, including but not limited to the FAA and the DOT (collectively, “Regulations”) for operations in the 50 states in the United States of America and throughout Canada and Mexico. If a party fails to comply with the requirements of this Section 3.1, that failure will constitute a default under Section 12.1.2 or Section 12.2.2, as the case may be.

3.2	Flight Operations. Partner shall be responsible for the operation of each Aircraft and the safe performance of the Flights in accordance with the Regulations and airline industry standard practice and shall retain full authority, operational control and possession of the Aircraft to do so. Partner, its agents or employees, for the purpose of the safe performance of the Flights, shall have absolute discretion in and shall have sole responsibility for all matters concerning the preparation of each Aircraft for its Flights, and all other matters relating to the technical operation of the Aircraft. Partner will provide policies, procedures and training to Frontier or any other third party providing Other Services in order to meet its obligations under this Section. Partner, insofar as it relates to the safe operation of a Flight, shall have sole and absolute discretion as to the load carried and its distribution and as to the decision whether such Flight shall be taken. Partner shall be solely responsible for and Frontier shall have no obligations or duties with respect to the dispatch of all Flights, provided, Partner will provide Frontier at no cost to Partner with access to its flight operations data on a real-time basis through Bournemann or such other similar system used by Partner in tracking its flight operations.

3.3	Registration. All Aircraft shall remain registered in the United States of America in accordance with the Regulations.

3.4	Disclosure. Partner, upon ten (10) business days’ prior written request, shall provide Frontier the opportunity to review all operating specifications, operational regulations, manuals and calculations with respect to all Aircraft and flight statistics with respect to all Flights at Partner’s corporate or other relevant offices where such records are located.

3.5	Frontier Stations. Documents will be provided to the relevant airport authorities as required for Partner to operate the Fleet into any city set forth in the Schedule, or any other city to which Frontier provides mainline service in order to enable Partner to provide Flight Services to any city in Frontier’s system as in effect from time to time.

3.6	Reporting. This Agreement shall be treated as a code share for DOT reporting and advertising requirements. Frontier shall provide Partner, within ten (10) days’ of Partner’s request, with such information necessary for Partner to make the DOT reports and disclosures.

4.	Operational Performance Criteria. In order to promote efficient operation of the Flight Services, other than Flight Services conducted for ad hoc schedule changes described in Section 1.2 of this Agreement or due to circumstances outside the Partner’s Control, the performance criteria and related bonuses and penalties set forth in this Section 4 will become effective on and after January 1, 2005.

4.1	On Time Performance Rate Bonus and Penalty Criteria. The “OTP Rate”

is defined as the percentage, rounded down to the nearest full percentage point if the percentage point(s) fractional amount is .49 or less and rounded up to the nearest full percentage point if the fractional amount is .50 or greater (for example .49 is rounded down to 0.00, 1.49 is rounded down to 1.0, and 1.50 is rounded up to 2.0), determined by dividing the number of Flights not Delayed (as defined below) by the total number of Flights flown by Partner pursuant to a Schedule during the applicable period. For purposes of this Agreement, “Delayed” means a Flight that does not arrive at the destination within 15 minutes after the scheduled arrival time due to matters within Partner’s Control. All Flights will be included for calculating the OTP Rate. A cancelled flight (except Flights cancelled because of no passengers, Flights cancelled by Frontier for any reason, Flights cancelled for reasons not within Partner’s Control, and the reasons set out in Section 4.2) is a Delayed flight. If Partner’s OTP Rate exceeds the lower of (i) Frontier’s OTP Rate, or (ii) [***] (the “OTP Bonus Threshold”) for any given month, Frontier shall pay Partner a performance bonus in an amount equal to [***] for each full percentage point over the OTP Bonus Threshold, provided, no such bonus will be payable from the time of a OTP Cancellation Event and during the OTP Cure Period described in Section 7.3 herein. If Partner’s OTP Rate falls below the lower of (i) Frontier’s OTP Rate, or (ii) [***] (the “OTP Penalty Threshold”) for any given month, Partner shall pay to Frontier a performance penalty in the amount of [***] for each full percentage point below the OTP Penalty Threshold. Amounts payable in this Section shall be made within 10 business days of receiving the statements provided for in Section 4.6.

4.2	Flight Completion Factor Bonus and Penalty Criteria. The “FCF” is defined as the percentage of published, scheduled Flights completed for a given month rounded to the nearest 1/10th of a percentage point. For example 97.48% is rounded to 97.5%, while 97.44% is rounded to 97.4%. Flights not completed due to matters not in Partner’s Control will not be included in either the numerator or denominator for calculating the FCF. Any Flight that departs 2 hours or more after its scheduled departure, or a Flight that fails to depart pursuant to Section 1.6.2 will be deemed cancelled for purposes of calculating the FCF. If Partner’s FCF for a given month exceeds the lower of (i) Frontier’s FCF for the comparable period, or (ii) [***] (the “FCF Bonus and Penalty Threshold”), Frontier shall pay Partner a performance bonus in an amount equal to [***], provided, no such bonus will be payable from the time of a FCF Cancellation Event and during the FCF Cure Period described in Section 7.4 herein. If Partner’s FCF falls below the FCF Bonus and Penalty Threshold for any given month, Partner shall pay to Frontier a performance penalty as follows:

CONSECUTIVE MONTH	AMOUNT OF PENALTY
BELOW FCF BONUS AND	PER PERCENTAGE POINT
PENALTY THRESHOLD	BELOW THE FCF BONUS
AND PENALTY THRESHOLD
1st	[***]
2nd	[***]
3rd	[***]
4th and Thereafter	[***]

Amounts payable in this Section 4.2 shall be made within 10 business days of receiving the statements provided for in Section 4.6.

4.3	Daily Performance Data. Partner and Frontier will exchange Fleet performance statistics, including information relating to Flight Delays, cancellations, departures and block hours flown by each Aircraft. Each party will have 7 business days from the receipt of such information to dispute the characterization of the performance statistics for purposes of calculating the OTP Rate and FCF. Failure to dispute such operating statistics within such 7 day period will be deemed acceptance. In order to resolve disputes, each party will designate a single point of contact who will attempt to resolve any disputes. If these two parties are unable to reach agreement, the dispute will be directed to the Vice President, Maintenance, or his or her designee, for each party for final resolution.

4.4	Combined Performance Criteria. In the event Partner fails to meet both the OTP Penalty Threshold and the FCF Bonus and Penalty Threshold in any given month, the Standard Margin to be paid to Partner pursuant to Section 6 for that month will be reduced by [***]. In the event Partner exceeds both the OTP Bonus Threshold and the FCF Bonus and Penalty Threshold in any given month, the Standard Margin to be paid to Partner pursuant to Section 6 for that month will be increased by [***].

4.5	Records. Within 5 business days after the end of each calendar month Frontier and Partner will provide each other with all reports, records and supporting documentation as may reasonably be requested by the other party evidencing the number of Aircraft operating in the Fleet, block hours and departures flown by each Aircraft, and passengers carried by each Aircraft, and Frontier shall provide Partner with statements detailing its OTP Rate and FCF calculations, and, if applicable, MBR, for the prior calendar month.

4.6	Right of Setoff. Each party will have the right to set off an amount due the other party against any amounts to be received from the other party pursuant to this Agreement.

4.7	Limitation on Applicability of Standards, Criteria, Incentives, and Penalties. Frontier acknowledges that Partner operates flights and provides flight services and other services under its own name and/or under names or service marks other than Frontier JetExpress using aircraft that are not included in the Fleet and that are not subject to this Agreement. Notwithstanding any other term, condition or provision hereof to the contrary, the standards and criteria set forth above in this Section 4 apply only to Flight Services, Flights and Other Services performed by Partner hereunder operating as Frontier JetExpress and not to any other flights, flight services or other services performed by Partner under its own name or under a name or service mark other than Frontier JetExpress. Thus, in calculating Partner’s OTP Rate and the FCF, only Flight Services and Other Services performed by Partner under the service mark Frontier JetExpress shall be taken into account in calculating such rates and assessing such incentives and penalties.

5.	Interline Agreement. Partner maintenance personnel traveling to provide critical repair services and dead heading Partner crews will be entitled to travel on Frontier and Frontier JetExpress flights as must ride passengers. Commuting Partner crew members and all other Partner employees will be entitled to free travel on Frontier’s and Frontier JetExpress flights at a category one level below the lowest category for Frontier employees. Frontier employees will be entitled to travel on Frontier JetExpress Flights under the category of travel to which they are entitled to travel on Frontier flights, and will be entitled to travel on all other Partner flights at a category one level below the lowest category for Partner and Alaska Air Group employees.

6.	Payment of Fees. Frontier hereby agrees to pay the following sums as consideration for this Agreement and the provision of the Flight Services and Other Services provided for herein:

6.1	Estimated Payments. Ten (10) business days prior to the first calendar day of each month in the Term, Frontier will provide operating statistics for the coming month based on the number of Aircraft, departures, block hours and revenue passenger miles to be flown during the coming month assuming a [***] FCF (the “Estimated Statistics”). No later than five (5) business days prior to the first calendar day of each month, Partner will invoice Frontier for the estimated total Fixed Costs, Variable Costs and Pass Thru Costs, plus a margin of [***] (the “Standard Margin”) of the total of such items (the total of such costs plus the Standard Margin referred to as the “Estimated Costs”) that will be incurred by Partner in connection with providing the Flight Services based on the Estimated Statistics, or, if Frontier fails to provide Estimated Statistics, based on the Estimated Statistics provided for the prior month. Frontier will then pay the Estimated Costs no later than (i) the first business day of the month for which the Estimated Costs have been invoiced, or (ii) five (5) business days following receipt by Frontier of the invoice, whichever is later.

On or before the Effective Date, Frontier will pay to Partner the Estimated Costs for the first two months of Flight Services. Thereafter, on the first business day of each month during the Term, Frontier will pay to Partner the Estimated Costs for the subsequent month of Flight Services. For example, on January 1, 2004, Frontier will pay to Partner the Estimated Costs for January and February of 2004. On February 1, 2004, Frontier will pay to Partner the Estimated Costs for March 2004.

6.2	Settlement of Actual Costs.

6.2.1	Fixed Costs. Except as may be modified for the Option Fleet, Fixed Costs will remain fixed during the term of this Agreement and payment of the Fixed Costs by Frontier at the time of payment of the Estimated Costs will be considered payment in full of the Fixed Costs.

6.2.2	Variable Costs. Upon receipt of the reports due under Section 4.6 and determination of the Utilization Guaranty described in Section 6.5, Frontier will determine final Variable Costs (the “Final Variable Costs”) for the prior month by multiplying the higher of (i) the actual Unit of Measure incurred in the prior month for each of the Variable Cost set forth on Exhibit 6.1.1, or (ii) the Unit of Measure applicable under the Utilization Guaranty, times the relevant Unit Cost. If the Final Variable Costs plus the Standard Margin exceed the Variable Costs and Standard Margin paid by Frontier as part of the Estimated Costs at the beginning of the prior month, Frontier will pay to Partner the excess within 10 business days or, at Partner’s option and request, add the excess to the next payment of Estimated Costs. If the Final Variable Costs are less than the Variable Costs and Standard Margin paid by Frontier as part of the Estimated Costs under Section 6.1, Partner will pay the difference to Frontier within 10 business days or, at Frontier’s option, Frontier may deduct the difference from the next payment of Estimated Costs.

6.2.3	Pass Thru Costs. Within 60 days of the end of each month during the term, Partner will provide Frontier with preliminary information and supporting invoices and other supporting documentation as may reasonably be requested by Frontier, relating to the actual Pass Thru Costs incurred by Partner in such month. Frontier will then calculate the total Pass Thru Costs as evidenced by the supporting documentation and invoices times the Standard Margin (the “Actual Pass Thru Costs”). If the aggregate Actual Pass Thru Costs plus the Standard Margin for the Fleet exceed the Pass Through Costs and Standard Margin paid by Frontier as part of the Estimated Costs under Section 6.1 for the month in which such costs were incurred, Frontier will pay to Partner the excess within 10 business days or, at Partner’s option and request, add the excess to the next payment by Frontier of Estimated Costs. If the aggregate Actual Pass Thru Costs are less than the Pass Thru Costs and Standard Margin paid by Frontier as part of the Estimated Costs under Section 6.1 for the month in which such costs were incurred, Partner will pay the difference to Frontier within 10 business days or, at Frontier’s option, Frontier may deduct the difference from the next payment of Estimated Costs. Notwithstanding settlement of the above payments at the end of the 60 day period described above, it is understood that Partner may receive additional invoices and supporting documentation with respect to Pass Thru Costs after the 60 day period. Partner will have the right to submit such further invoices or other supporting documentation to Frontier with respect to Pass Thru Costs up to 120 days from the end of the month in which such Pass Thru Costs were incurred by Partner, at which time Frontier and Partner will settle any over or underpayment of the Pass Thru Costs in accordance with the procedures described above. No further settlement of Pass Through Costs will be permitted after the close of the 120 day period.

6.3	Variable Cost Adjustments. The Adjustable Portion of the Variable Costs as set forth on Exhibit 6.1.1 will be adjusted as set forth in this Section 6 using the indices set forth next to the category of Variable Costs.

6.3.1	Definition. “CPI” shall mean the Consumer Price Index, U.S. City Average, Urban Wage Earners and Clerical Workers, All Items (base index year 1982-84 = 100) as published by the United States Department of Labor, Bureau of Labor Statistics. If the manner in which the Consumer Price Index as determined by the Bureau of Labor Statistics shall be substantially revised, including, without limitation, a change in the base index year, an adjustment shall be made by the parties in such revised index which would produce results equivalent, as nearly as possible, to those which would have been obtained if such Consumer Price Index had not been so revised. If the Consumer Price Index shall become unavailable to the public because publication is not readily available to enable the parties to make the adjustment referred to in this Section, then the parties shall mutually agree to substitute therefore a comparable index based upon changes in the cost of living or purchasing power of the consumer dollar published by any other governmental agency or, if no such index shall be available, then a comparable index published by a major bank or other financial institution or by a university or a recognized financial publication.

6.3.2	Adjustment Formula. On each anniversary of the Effective Date (each an “Adjustment Date”) and except as otherwise specifically provided for in this Agreement, to determine the amount of adjustment or increase based on CPI, the applicable Adjustable Portion of Variable Costs in effect for the prior twelve months shall be adjusted by multiplying the Adjustable Portion of Variable Costs in effect for the prior twelve months by a fraction, the numerator which shall be the CPI for the third full calendar month immediately preceding the Adjustment Date, and the denominator of which shall be the CPI for the same calendar month in the immediately preceding twelve month period (the “Adjustment”).

6.3.3	MTX Adjustment. Variable Costs relating to maintenance operations and identified as adjusted pursuant to the MTX Index will be adjusted on each anniversary of the Effective Date pursuant to the formula set forth on Exhibit 6.3.3.

6.3.4	Negotiated Variable Cost Adjustment. [***].

6.4	Net Pre-Tax Operating Margin Payment. In addition to the amounts set forth above, Frontier will pay to Partner an incentive payment (the “Incentive Payment”) relating to the pre-tax net operating margin [***]

The Incentive Payment will be calculated by Frontier within 5 business days following the filing of its quarterly financial statements with the SEC. The Incentive Payment so determined will be paid to Partner at the time of the next payment of Estimated Costs. Notwithstanding the above, Partner will have no right to receive an Incentive Payment, and the quarterly Incentive Payment will be pro-rated, for any month during the quarter Partner is in an OTP Cure Period as defined in section 7.3 or an FCF Cure Period as defined in section 7.4

6.5	Utilization Guarantee. Frontier will guarantee a minimum daily block hour utilization based on its original estimate of [***] block hours per Aircraft in the Fleet less all Spare Aircraft. For example, for 10 Core Aircraft, Frontier would guarantee any Schedule would require [***] total block hours of flight per day (10 Core Aircraft times [***] hours per day) during the Schedule period. If Frontier either (i) scheduled fewer than the 10 Core Aircraft, or (ii) scheduled the 10 Core Aircraft for fewer than [***] hours per day, during its settlement of Variable Costs under Section 6.2.2, notwithstanding the actual figures reported by Partner, Frontier would need to calculate the Variable Costs as if the actual aircraft and block hours flown during the period were 10 and [***], respectively. Frontier will also gross up any reduction in the Aircraft and block hours flown during any period from the guaranteed amount due to acts or omissions of Frontier’s employees, agents, or subcontractors. Notwithstanding the above, Frontier will not be liable for any reduction in actual Aircraft or block hours flown during any period due to maintenance requirements (includes heavy checks), an Extraordinary Maintenance Event (as defined in Section 6.7), weather, air traffic control, or matters within Partner’s Control.

6.6	Statements and Audit Rights. All statements and other information supplied by Partner pursuant to Section 4.5 and this Section 6 shall be accompanied by such supporting information, documentation described on Exhibit 6.6 attached hereto, and as Frontier may reasonably request from time to time (the “Backup Information”). If Frontier reasonably disputes the amount set forth in any statement or the Backup Information is inadequate, incomplete or inaccurate, then Frontier shall pay the undisputed portion of such statement and the portions for which the Backup Information is adequate, complete and accurate, timely, and together with such payment provide Partner with a written statement detailing any disputed amount and the specific amounts for which the Backup Information is inadequate, incomplete or inaccurate. Frontier and Partner shall meet and confer on a regular basis as necessary to resolve any disputed amount and inadequate, incomplete or inaccurate Backup Information within 30 days after Frontier provides notice of the dispute. Both Frontier and Partner agree that it is in the best interest of both parties to initially attempt to resolve disputes without the use of third parties in a cost effective manner. In the event resolution is not successful, the parties will mutually agree to use alternative dispute services as described in Section 15.12, unless otherwise agreed. Disputed amounts and shall not be payable until the dispute is resolved and then shall be payable within 10 days after the dispute is resolved.

Frontier or Partner, upon 10 business days’ prior written notice, may at its sole cost and expense review and audit, or cause its independent accountants to review and audit for the preceding twelve months of operations, records, files, information, data and documentation (including computer data bases) (the “Record”) maintained by the other party specifically related to the calculation of the payments required to be made by Frontier pursuant to this Agreement. Both parties will allow the other’s internal auditor or designees to participate in such review, audit and findings. If a party’s review of the Records reveals an overcharge or underpayment, then upon demand (subject to the other party’s right to review and dispute such findings), the appropriate adjustment will be made as specified above. If the overpayment and/or underpayment is 10% or more than the amount that should have been charged or paid, then there will also be a requirement of reimbursement for all reasonable out of pocket fees, expenses and charges, including the fees and charges of independent accountants retained by the auditing party to complete the audit permitted by this Section, within 30 days following receipt of a detailed invoice setting for the nature of such fees, charges and expenses. Partner and Frontier shall maintain all Records used in calculating the sums payable or receivable under this Agreement in good condition and order at Frontier’s or Partner’s corporate headquarters for at least three (3) years from the date such Records are created. Frontier and Partner acknowledge and understand that audit rights under this Section shall be strictly limited to the Records involving the Frontier JetExpress operations.

6.7	Extraordinary Maintenance Event. When an AD or a major component failure that affects the Partner’s entire fleet of CRJ-700 aircraft (an “Extraordinary Maintenance Event”) occurs, Partner will advise Frontier’s VP Maintenance as soon as practicable. Partner will then collect records and reports for all costs and expenses relating to the cure of the Extraordinary Maintenance Event and submit to Frontier for review and approval, which approval will not be unreasonably withheld. Upon approval, Frontier will reimburse Partner for all such costs and expenses according to the following formula: the total approved costs and expenses will be divided by total Partner fleet of CRJ-700 aircraft, with the quotient further divided by the average number of months remaining on the leases or loans in place with respect to the Partner’s total Fleet. This amount per month will then be multiplied by the number of Aircraft in the Fleet and the number of months remaining in the term of this Agreement. Frontier will then, at its option, either (i) pay the amounts as a lump sum, or (ii) pay the amount per month per aircraft during the remaining term of this Agreement as a Pass Thru Cost; provided no Standard Margin or Incentive Payment will be made on these amounts or costs. If Frontier and Partner are unable to agree whether an Extraordinary Maintenance Event occurred or the costs associated with addressing the Extraordinary Maintenance Event, the parties agree to use an independent arbitrator with expertise in aviation maintenance to resolve the dispute. Should the arbitrator rule in favor of Partner, the amortization period will be as if it were the date the costs were first presented to Frontier. Any cancellations and delays resulting from an Extraordinary Maintenance Event will not be included in the determination of Partner’s OTP or FCF calculations under both Section 4 and Section 7. For the period of the Extraordinary Maintenance Event, Frontier will only pay a margin and bonus margin on those days not impacted by the event. For purposes of “Net-Pre Tax Margin Termination” the quarter during which an Extraordinary Maintenance Event has occurred will not be included in the calculation.

6.8	Start-up costs. Frontier shall reimburse Partner for Start-up costs as set forth in Exhibit 6.1.2.

7.	Term and Termination.

7.1	Term. The term of this Agreement (the “Term”) commences on the Effective Date and shall expire (“Expiration Date”) on the 12th anniversary of the Effective Date or, unless earlier terminated as provided in this Agreement.

7.2	Agreement Review. Frontier and Partner shall meet within 60 days prior to the third and sixth anniversary of the Effective Date of the Agreement. The purpose of this meeting shall be to evaluate and modify the Agreement as the parties may deem appropriate. In the event the meeting does not occur by the anniversary date, or no agreement is reached on modifications of the Agreement proposed by either party, within thirty days of the receipt of a proposal, at the sole discretion of either party. Frontier or Partner shall have the right to terminate this Agreement upon 30 days written notice (an “Interim Termination Notice”). In the event of an Interim Termination Notice, there shall be a one year Ramp Down Period as described in Section 7.9, during which all terms of the Agreement then effect, shall control both Frontier and Partner.

7.3	OTP Rate Early Termination. If at any time during the Term Partner’s OTP Rate falls below the lower of (i) Frontier’s OTP Rate, or (ii) [***] (the “OTP Termination Threshold”) for three of any four consecutive calendar months (an “OTP Cancellation Event”), Frontier, at its election, may by written notice (an “OTP Performance Notice”) inform Partner that if Partner does not achieve the OTP Termination Threshold and continue to meet the FCF Termination Threshold for each of the next two calendar months after receipt of the OTP Performance Notice (the “OTP Cure Period”), Frontier, at its option may give an OTP Termination Notice (as defined below). If, after the OTP Cure Period has expired Partner has not cured the OTP Cancellation Event as set forth in the notice, then Frontier may provide Partner with written notice of its intent to terminate this Agreement on the date set forth therein (“OTP Termination Notice”), such date to be no earlier than 180 days from the date the OTP Termination Notice is received by Partner.

7.4	FCF Early Termination. If Partner’s FCF falls below (a) for calendar year 2004 and Ramp Down Period, the lower of (i) Frontier’s FCF, or (ii) [***], or (b) for any other year during the Term, the lower of (i) Frontier’s FCF, or (ii) [***] (the “FCF Termination Threshold”) for three of any four consecutive calendar months (an “FCF Cancellation Event”), Frontier, at its election, may by written notice (an “FCF Performance Notice”) inform Partner that if Partner does not achieve the FCF Termination Threshold and continue to meet the OTP Termination Threshold for each of the next two calendar months after receipt of the FCF Performance Notice (the “FCF Cure Period”), Frontier, at its option may give an FCF Termination Notice (as defined below). If, after the FCF Cure Period has expired Partner has not cured the FCF Cancellation Event as set forth in the notice by the end of the FCF Cure Period, then Frontier may provide Partner with written notice of its intent to terminate this Agreement on the date set forth therein (“FCF Termination Notice”), such date to be no earlier than 180 days from the date the FCF Termination Notice is received by Partner.

7.5	Overall Performance Early Termination. Beginning January 1, 2005 and on January 1 of each subsequent year during the Term, Frontier will calculate Partner’s FCF and OTP for the prior 24 month period. If either (i) Partner’s OTP fails to meet the OTP Termination Threshold, or (ii) Partner’s FCF falls below the FCF Termination Threshold for such 24 month period, Frontier will have the right, at its option and at any time until June 30th of the year in which the calculations are made, to terminate the term of this Agreement upon 180 days’ prior written notice.

7.6	Change of Control Termination. This Agreement may be terminated by either Partner or Frontier in the event the other party, including, in the case of Partner, all Affiliated Service Providers, experiences a change in control or a sale of substantially all of its assets by providing 30 days’ prior written notice (the “Change Termination Notice”). For purposes of this paragraph, “change of control” means any person or group (each as used in section 13(d)(3) and 14(d)(2) of the Exchange Act) either becomes the beneficial owner, directly or indirectly, of voting securities of either party representing 50% or more of the combined voting power of all securities of the party on a fully diluted basis, or otherwise has the ability, directly or indirectly, to elect a majority of the board of directors of the party.

7.7	Route Overlap Termination. The following defined terms shall apply only for purposes of this Section 7.7: (i) “Affiliate” means an entity majority owned by, owned in common with, or controlled by a party; (ii) “F9” means Frontier Airlines, Inc. and all Affiliates; (iii) “QX” means Alaska Air Group and all Affiliates; (iv) “Routes” means markets served using non-stop flights; (v) “Flight Leg” is one take-off and landing on a Route; (vi) “F9 Flight Legs” means the total number of Flight Legs on all Routes served by F9, or by Partner pursuant Flights operated under this Agreement, using aircraft operated by F9 or Partner, but not including Routes served by its other code share partners operating aircraft not owned or operated by F9 or Partner; (vii) “F9 Departing Seats” means the total number of seats on the aircraft operated on the F9 Flight Legs; (viii) “QX Flight Legs” means the total number of Flight Legs on all Routes served by QX using aircraft operated by QX, but not including Routes served by its other code share partners operating aircraft not owned or operated by QX; (ix) “QX Departing Seats” means the total number of seats on the aircraft operated on the QX Flight Legs; (x) “Overlap Legs” means the number of Flight Legs flown by both F9 and QX on the same Routes; and (xi) “Overlap Seats” means the number of seats on the aircraft operated on the Overlap Legs.

On the Effective Date, Frontier will calculate the number of F9 Departing Seats and Partner will calculate the number of QX Departing Seats, each based on an average peak day in its schedule for the month of January 2004. An overlap ratio (the “Base Ratio”) will be determined in accordance with the following formula:

[***]

where,

[***]

with all calculations rounded up to the nearest whole number

On each anniversary of the Effective Date, Frontier and Partner will calculate an Overlap Ratio in accordance with the procedures and formula set forth above. If the then computed Overlap Ratio is greater than [***] the Base Ratio, then either party may terminate this Agreement by providing no fewer than 30 days’ prior written notice (a “ Route Overlap Notice”) to the other party.

7.8	Effect of Termination. If either party elects to terminate this Agreement pursuant to this Section 7, Frontier and Partner shall make all payments as required by this Agreement, with full rights of setoff as set forth herein, for the period through and including the termination date set forth in the notice provided under Sections 7.2, 7.3, 7.4, 7.5, 7.6, or 7.7, as applicable.

7.9	Ramp Down Period. At the final year of the Term, or in the event of an early termination under Sections 7.2, 7.6 or 7.7, a one-year ramp down period will be permitted under which Aircraft will be removed from the Fleet at a rate of 25% of the Aircraft then in the Fleet, rounded up to the nearest whole number, per 90 day period following the effective date of termination upon the end of the Term or as required by such notice. Any notice of termination under Sections 7.2, 7.6 or 7.7 will state the dates on which the Aircraft are to be removed from the Fleet. For a termination upon the end of the Term, Frontier must provide Partner 180 days notice of date that aircraft will be taken out within each 90-day period.

8.	Service Mark License For Services Provided By Partner.

8.1	Grant of License. For the payment of $1.00, Frontier and Partner each hereby grant to the other a non-exclusive, non-transferable, revocable license to use the other’s Service Marks as Frontier and Partner may designate, in writing, from time to time solely for the purpose of conducting the Flight Services and Other Services to be rendered by Partner; provided, however, that at any time prior to expiration or termination of this Agreement Frontier and Partner may alter, amend or revoke the license hereby granted and require the other’s use of any new or different Frontier or Partner Service Mark in conjunction with the Flight Services as Frontier and Partner may determine in its sole discretion and judgment.

8.2	Terms and Conditions Governing Service Mark License.

8.2.1	Frontier and Partner hereby acknowledge Frontier’s and Partner’s ownership of their respective Service Marks, further acknowledge the validity of their Service Marks, and agree that it shall not do anything in any way to infringe or abridge upon the other’s rights in their Service Marks or directly or indirectly to challenge the validity of the other’s Service Marks. Frontier’s and Partner’s use of the Service Marks inures to the benefit of the respective party. Frontier and Partner will sign any lawful documents, make any lawful declaration, or provide affidavits, the other reasonably requests in connection with any trademark application or registration for the Frontier or Partner Service Marks or any variation thereof.

8.2.2	To assure that the production, appearance and quality of the Frontier Service Marks is consistent with Frontier’s reputation for high quality and the goodwill associated with the Frontier Service Marks, Partner agrees to maintain a level of quality consistent with Frontier’s quality in the Flight Services it provides pursuant to this agreement and to follow Frontier’s written instructions regarding use of the Frontier’s Service Marks, as they may be amended from time to time. Partner also retains the right to require Frontier to follow Partner’s written instructions regarding use of the Partner’s Service Marks, as they may be modified from time to time.

8.2.3	Frontier and Partner agree that, in providing the Flight Services and Other Services, they shall not advertise or make use of either party’s Service Marks without the prior written consent of the other. Frontier and Partner shall have absolute discretion to withhold its consent concerning any and all such advertising and use of its Service Marks in any advertising. In the event Frontier or Partner approves the use of its Service Marks in any advertising, such advertising shall identify the owner of such Service Marks and conform with any additional requirements specified by the owner.

8.2.4	To the extent that either party licenses the use its Service Marks, the Service Marks shall be used only in connection with the Flight Services and not in connection with any other business or activity of Frontier, Partner or any other entity.

8.2.5	Nothing in this agreement shall be construed to give either party the exclusive right to use the other’s Service Marks or abridge the owner’s right to use and license the Service Marks, and Frontier and Partner herby reserve the right to continue to use its Service Marks and to license such other uses of its Service Marks, as it may desire.

8.2.6	No term or provision of the Agreement shall be construed to preclude Frontier from allowing the use of the Frontier Service Marks, including “Frontier JetExpress,” or the aircraft exterior color decor and patterns by other individuals or entities not covered by this Agreement.

8.2.7	Upon the termination or expiration of this Agreement, the license and use of the Frontier and Partner Service Marks by the other shall cease and such use shall not thereafter occur.

9.	Liability and Indemnification.

9.1	Relationship Between the Parties. Nothing contained in this Agreement will be deemed to create any agency or partnership or similar relationship between Frontier and Partner. Nothing contained in this Agreement will be deemed to authorize either Frontier or Partner to bind or obligate the other. Partner and its employees engaged in performing the Flight Services and Other Services shall be employees of Partner for all purposes, and under no circumstances shall be deemed to be employees, agents or independent contractors of Frontier. Frontier and its employees engaged in performing the obligations of Frontier under this Agreement shall be employees, agents and independent contractors of Frontier for all purposes, and under no circumstances shall be deemed to be employees, agents or independent contractors of Partner. Pursuant to this Agreement, Partner shall act, for all purposes, as an independent contractor and not as an agent for Frontier. Frontier shall have no supervisory power or control over any employees engaged by Partner in connection with their performance hereunder, and all complaints or requested changes in procedures shall be transmitted by Frontier to a designated officer of Partner. Nothing contained in this Agreement shall be intended to limit or condition Partner’s control over its operations or the conduct of its business as an air carrier, and Partner and its principals assume all risks of financial losses which may result from the operation of the Flight Services and Other Services to be provided by Partner hereunder.

Each party accepts full and exclusive liability for the payments of workers’ compensation and employer’s liability insurance premiums with respect to its own employees and for the payment of all taxes, contributions or other payments for unemployment compensation or old age benefits, pensions or annuities now or hereafter imposed upon employers by the government of the United States or by any other national, state, or local governmental authority having jurisdiction with respect to a party’s employees, measured by the wages, salaries, compensation, or other remuneration paid to a party’s employees. Each party further agrees to make such payments and to make and file all reports, and to do everything necessary to comply with the laws imposing such taxes, contributions or other payments.

9.2	Indemnification by Partner. Partner agrees to indemnify, defend and hold harmless Frontier, its directors, officers, employees, agents, parent corporation, subsidiaries and affiliates for, from and against any and all loss, liability, claim, damage, penalty, fine, charge, cause of action, demand, cost and expense (including attorneys’ and consultants’ fees and costs) whatsoever (collectively, “Damages”), as incurred, arising out of, or resulting from: (i) the provision of the Flight Services by Partner or any of its employees, agents, licensees, officers or directors; (ii) Partner’s breach of this Agreement; (iii) damage or destruction of property of any person, or injury or death of any person, caused by, arising out of, or in connection with any act or omission of Partner, its employees, agents, licensees, contractors, suppliers, officers or directors; and (iv) Partner’s failure to comply with any Regulations. Partner shall reimburse Frontier or other Indemnified Party (as defined below) for any legal and any other expenses reasonably incurred in investigating, preparing or defending against any claim or action arising out of or relating to any of the foregoing. The indemnity provisions of this paragraph 9.2 will not apply if it is determined by final decision of a court or tribunal that, with respect to the cause of the applicable Damages, the percentage of responsibility allocated to Partner is less than the percentage of responsibility allocated directly to Frontier for its negligence, gross negligence, or willful misconduct. The indemnification obligations of this paragraph 9.2 shall survive termination or expiration of this Agreement.

9.3	Indemnification by Frontier. Frontier agrees to indemnify, defend and hold harmless Partner, its directors, officers, employees, agents, subsidiaries and affiliates and their officers and directors for, from and against any and all Damages, as incurred, arising out of, or resulting from: (i) Frontier’s breach of this Agreement; (ii) damage or destruction of property of any person, or injury or death of any person, caused by, arising out of, or in connection with any act or omission of Frontier, its employees, agents, licensees, contractors, suppliers, officers or directors in performing Frontier’s obligations or in connection with Flight operations; and (iii) Frontier’s failure to comply with any of the Regulations. Frontier shall reimburse Partner or other Indemnified Party (as defined below) for any legal and any other expenses reasonably incurred in investigating, preparing or defending against any claim or action arising out of or relating to any of the foregoing. The indemnity provisions of this paragraph 9.3 will not apply if it is determined by final decision of a court or tribunal that, with respect to the cause of the applicable Damages, the percentage of responsibility allocated to Frontier is less than the percentage of responsibility allocated directly to Partner for its negligence, gross negligence, or willful misconduct. The indemnification obligations of this paragraph 9.3 shall survive termination or expiration of this Agreement.

9.4	Conduct of Indemnification Proceedings. The person or entity claiming indemnification hereunder is referred to as the “Indemnified Party” and the party against whom such claims are asserted hereunder is referred to as the “Indemnifying Party”. Each Indemnified Party shall give reasonably prompt notice to the Indemnifying Party of any action or proceeding or assertion or threat of claim commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify the Indemnifying Party (i) shall not relieve the Indemnifying Party from any liability which it may have under the indemnity agreement provided in this Agreement, unless and to the extent the Indemnifying Party did not otherwise learn of such action, threat or claim and the lack of notice by the Indemnified Party results in the forfeiture by the Indemnifying Party of substantial rights and defenses and (ii) shall not, in any event, relieve the Indemnifying Party from any obligations to the Indemnified Party other than the indemnification obligation provided under Sections 9.2 and 9.3 above. If the Indemnifying Party elects within a reasonable time after receipt of notice, the Indemnifying Party may assume the defense of the action or proceeding at Indemnifying Party’s own expense with counsel chosen by the Indemnifying Party and approved by the Indemnified Party; provided, however, that, if the Indemnified Party reasonably determines upon advice of counsel that a conflict of interest exists where it is advisable for the Indemnified Party to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to it which are different from or in addition to those available to the Indemnifying Party, then the Indemnified Party shall be entitled to separate counsel at its own expense, which counsel shall be chosen by the Indemnified Party in its sole discretion. If the Indemnifying Party does not assume the defense, after having received the notice referred to in the second sentence of this Section, the Indemnifying Party will pay the reasonable fees and expenses of counsel for the Indemnified Party. Unless and until a final judgment that an Indemnified Party is not entitled to the costs of defense under the foregoing provision, the Indemnifying Party shall reimburse, promptly as they are incurred, the Indemnified Party’s costs of defense.

9.5	Insurance.

9.5.1	Frontier and Partner, at all times during the Term of this Agreement, shall have and maintain in full force and effect, policies of insurance of the types of coverage, and in the minimum amounts stated below with insurance companies of recognized reputation and responsibility in the United States commercial air carrier industry, licensed to do business in the state(s) of the location(s) covered by this Agreement, including insurance coverage on all Aircraft used to provide Flight Services. Unless otherwise specified, the minimum amounts of insurance coverage required hereunder shall be per occurrence, combined single limit for all insurance coverage required hereunder.

1.	Aircraft Liability and Ground Liability Insurance (including Commercial General Liability)	[***].per Occurence Combined Single Limit of Liability for CRJs

	a. Bodily Injury and Personal Injury — Passengers	Included in Combined Single Limit
	b. Bodily Injury and Personal Injury — Third Parties	Included in Combined Single Limit
	c. Property Damage	Included in Combined Single Limit Per Accident

2.	Worker’s Compensation Insurance (Company Employees)	Statutory

	Employers’ Liability (Company Employees)	[***].

	Baggage Liability	[***] (per Passenger), unlimited for assistive devices
	Cargo Liability	[***] any One Aircraft.

[***] any One Disaster with Terms, Limitations and Conditions Acceptable to Frontier

9.5.2	The parties hereby agree that from time to time during the Term of this Agreement, Frontier and Partner may agree that it is necessary for Partner to have and maintain amounts of insurance coverage different from those amounts set forth in Section 9.5.1. If these changes in coverage are agreed to by Partner, Partner shall implement these changes upon the earlier of the renewal of the applicable policy and the effective date of the Regulation, if any, requiring the insurance coverage.

9.5.3	Partner and Frontier shall cause all policies of insurance which they maintain pursuant to this Agreement, to be duly and properly endorsed by Partner’s insurance underwriters as follows:

9.5.3.1	To provide that Partner’s underwriters shall waive any and all subrogation rights against Frontier, its directors, officers, agents and employees without regard to any breach of warranty by Partner or to provide other evidence of such waiver of recourse against Frontier, its directors, officers, agents, or employees as shall be acceptable to Frontier to the extent Partner is liable pursuant to Section 9.2.

9.5.3.2	To provide that Frontier’s underwriters shall waive any and all subrogation rights against Partner, its directors, officers, agents and employees without regard to any breach of warranty by Frontier or to provide other evidence of such waiver of recourse against Partner, its directors, officers, agents, or employees as shall be acceptable to Partner to the extent Frontier is liable pursuant to Section 9.3.

9.5.3.3	Be duly and properly endorsed to provide that each such policy or policies or any part or parts thereof shall not be canceled, terminated, or materially altered, changed or amended by Frontier or Partner’s insurance underwriters, until after 30 days’ written notice to Frontier or Partner which 30 days’ written notice shall commence to run from the date such notice is issued to Frontier or Partner or such shorter period (10 days in respect to non-payment of premium/7days or such shorter period as my exist in the case of a War Risk coverage).

9.5.4	With respect to policies of insurance described as Aircraft Liability and Ground Liability Insurance and to the extent of the indemnity provided by Partner in Section 9.2 and Frontier in Section 9.3, Frontier and Partner will provide that Frontier’s and Partner’s policies:

9.5.4.1	Name the other party, its directors, officers, agents, parents, subsidiaries and employees as Additional Insureds thereunder.

9.5.4.2	Constitute primary insurance for such claims and acknowledge that any other insurance policy or policies of the other party will be secondary or excess insurance; and

9.5.4.3	Provide a cross-liability clause acceptable to both parties, and a specific contractual liability insurance provision covering liability assumed by Frontier and Partner under this Agreement.

9.5.5	With respect to policies of insurance for coverage described as Aircraft Liability and Ground Liability Insurance, Partner shall cause its insurance underwriters to provide a breach of warranty clause.

9.5.6	Upon request by Frontier and Partner shall furnish the other with evidence of the aforesaid insurance coverage and by providing certificates of insurance certifying that the aforesaid insurance policy or policies with the aforesaid policy limits are duly and properly endorsed as aforesaid and are in full force and effect.

9.5.7	Frontier shall maintain cargo liability coverage, in types and amounts required by law, for all airfreight transported by Partner under a Frontier airbill on any Flights.

10.	Confidentiality.

10.1	Frontier and Partner agree that the terms of this Agreement shall be treated as confidential and shall not be disclosed to third parties without the express written consent of Frontier and Partner, or as required by law. In the event of disclosure required by law, only those portions of this Agreement required to be disclosed shall be disclosed. The disclosing party shall make good faith efforts to minimize the portions to be disclosed and shall seek confidential treatment by the receiving party or agency for any portions disclosed. In the event of one party being served a subpoena or discovery request, prior to responding to the subpoena or request, the party served shall notify the other party to provide the other party an opportunity to contest the disclosure of any terms of this Agreement.

10.2	“Confidential Information” means the terms and conditions of this Agreement and any and all information or data shared between the parties or learned by either party as the result of the performance of its obligations under this Agreement, including but not limited to information and data relating to fares, route performance and profitability, maintenance programs, technical manuals, or load factors, in any form, including, without limitation, written documents, oral communications, recordings, videos, software, data bases, business plans, and electronic and magnetic media, except for information generally available to the public. Frontier and Partner agree that they shall maintain all Confidential Information in confidence and use such Confidential Information solely for purposes of performance under this Agreement. Such Confidential Information shall be distributed within each party’s company only to personnel and to its legal counsel, auditors and other consultants on a need-to-know basis for purposes related to this Agreement or in compliance with a court order or statutory or regulatory requirements. Except for legal counsel and auditors, and as permitted by Section 10.1, in no event shall either party disclose Confidential Information to any third parties except subcontractors and independent consultants and then only if approved by both parties in writing in advance of such disclosure. Confidential Information does not include information that is available to the general public other than as a result of disclosure by the disclosing party or information that was known or independently developed by the receiving party prior to disclosure, as evidenced by records kept in the ordinary course of business.

11.	Taxes. Partner shall pay, prior to delinquency, those taxes related directly to the Partner’s provision of Flight Services under this Agreement with the following exceptions. For the purposes of this Agreement, Partner will not be construed as the seller of transportation to the passenger. Fuel taxes, property taxes, and sales taxes on aircraft parts and maintenance equipment associated with this Agreement will be treated as Pass Thru Costs. Net income taxes on Partner’s profits are the responsibility of Partner. Frontier will pay, prior to delinquency, all taxes imposed on any sums paid by Partner to Frontier under this Agreement.

12.	Defaults and Remedies.

12.1	Default by Partner. The occurrence of any one or more of the following events shall constitute a material default and breach of this Agreement by Partner (an “Event of Default”):

12.1.1	The failure of Partner to make any payment required to be made to Frontier by Partner hereunder, as and when due, and such failure continues for five (5) days after Partner’s receipt of written notice from Frontier;

12.1.2	The failure of Partner to observe or perform any of the material covenants, conditions or provisions of this Agreement to be observed or performed by Partner, other than as described in 12.1.1 and such failure shall continue for a period of 15 days after written notice thereof from Frontier to Partner or such longer period as may be reasonably necessary to complete the cure of such failure up to 120 days; provided Partner commences such cure during the initial 15-day period and pursues the cure to completion;

12.1.3	(i) the cessation of Partner’s business operations as a going concern; (ii) the making by Partner of any general assignment, or general arrangement for the benefit of creditors; (iii) the inability of Partner to generally pay Partner’s debts as they come due and Partner’s written admission of its inability to pay its debts as they come due; (iv) the filing by or against Partner of a petition to have Partner adjudged bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of petition filed against Partner, the same is dismissed, stayed or vacated within 120 days); (v) an adjudication of Partner’s insolvency; (vi) appointment of a trustee or receiver to take possession of substantially all of Partner’s assets which is not dismissed, stayed or vacated within 120 days; or (vii) the attachment, execution or other judicial seizure of substantially all of Partner’s assets which is not dismissed, stayed or vacated within 120 days.

12.1.4	Upon an Event of Default, Frontier may within 30 days of such Event of Default: (a) by written notice to Partner (a “Default Termination Notice”), terminate this Agreement effective as of the date set forth in the Default Termination Notice which date shall not be less than 30 nor more than 180 days after the date of the Default; and/or (b) pursue all other rights and remedies available at law or in equity to Frontier for the Event of Default, including, without limitation, injunctive relief, specific performance and damages. After receipt of a Default Termination Notice, Partner shall continue to provide the Flight Services and Other Services in accordance with this Agreement until the termination date set forth in the Default Termination Notice and provided Frontier has satisfied its obligations under the Agreement. No remedy or election by Frontier hereunder shall be deemed exclusive, but shall, wherever possible, be cumulative with all other rights and remedies at law or in equity.

12.2	Frontier Default. The occurrence of any one or more of the following events shall constitute a material default and breach of this Agreement by Frontier (an “Frontier Event of Default”):

12.2.1	The failure of Frontier to make any payment required to be made to Partner by Frontier hereunder, as and when due, and such failure continues for two (2) business days after Frontier’s receipt of written notice from Partner;

12.2.2	The failure of Frontier to observe or perform any of the covenants, conditions or provisions of this Agreement to be observed or performed by Frontier, other than as described in Section 12.2.1 and such failure shall continue for a period of 15 days after written notice thereof from Partner to Frontier or such longer period as may be reasonably necessary to complete the cure of such failure, up to 120 days, provided Frontier commences such cure during the initial 15-day period and pursues the cure to completion;

12.2.3	(i) the cessation of Frontier’s business operations as a going concern; (ii) the making by Frontier of any general assignment, or general arrangement for the benefit of creditors; (iii) the inability of Frontier to generally pay Frontier’s debts as they come due or Frontier’s written admission of its inability to pay its debts as they come due; (iv) the filing by or against Frontier of a petition to have Frontier adjudged bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of petition filed against Frontier, the same is dismissed, stayed or vacated within 120 days); (v) an adjudication of Frontier’s insolvency; (vi) appointment of a trustee or receiver to take possession of substantially all of Frontier’s assets which is not dismissed, stayed or vacated within 120 days; or (vii) the attachment, execution or other judicial seizure of substantially all of Frontier’s assets which is not dismissed, stayed or vacated within 120 days.

12.2.4	Upon the occurrence and continuance of an Frontier Event of Default under Section 12.2.1, Partner may immediately terminate this Agreement, discontinue Flight Services, and /or pursue all other rights and remedies available at law or in equity, including, without limitation, injunctive relief, specific performance and damages. Under any other Frontier Event of Default, Partner may: (a) by written notice to Frontier (an “Frontier Default Notice”) terminate this Agreement effective as of the date set forth in the Frontier Default Notice which date shall not be less than 30 nor more than 180 days after the date of the Frontier Event of Default; and/or (b) pursue all other rights and remedies available at law or in equity to Partner for the Frontier Event of Default, including, without limitation, injunctive relief, specific performance and damages. After receipt of a Frontier Default Notice, Frontier shall continue to perform its obligations under this Agreement until the termination date set forth in the Frontier Default Notice. No remedy or election by Partner hereunder shall be deemed exclusive, but shall, wherever possible, be cumulative with all other rights and remedies at law or in equity.

13.	Records and Reports.

13.1	Retention of Records. Frontier and Partner shall retain all records developed in connection with this Agreement in accordance the express terms of this Agreement and as required by applicable law and the Regulations.

13.2	Provision of Additional Records. Subject to DOT practices, regulations and procedures, Partner shall promptly furnish Frontier, upon written request by Frontier with a copy of every final report that it prepares and is required to submit to the DOT, FAA, National Transportation Safety Board or any other governmental agency, relating to any accident or incident involving an Aircraft used in performing Flight Services under this Agreement, when such accident or incident is claimed to have resulted in the death of or substantial injury to any person or the loss of, damage to, or destruction of any property. Frontier agrees to treat all such material supplied by Partner pursuant to this Section as Confidential as defined under Section 10 of this Agreement.

14.	Exclusivity. Nothing contained in this Agreement shall restrict either party from entering into any other code-share agreement with any other party.

15.	Miscellaneous Provisions.

15.1	Notices. All notices, consents, approvals or other instruments required or permitted to be given by either party pursuant to this Agreement shall be in writing and given by: (i) hand delivery; (ii) facsimile; (iii) express overnight delivery service; or (iv) certified or registered mail, postage prepaid, return receipt requested. Notices shall be provided to the parties and addresses (or facsimile numbers, as applicable) specified below and shall be effective upon receipt or the rejection of such delivery, except if delivered by facsimile outside of business hours in which case they shall be effective on the next succeeding business day:

If to Frontier:	Frontier Airlines, Inc.
7001 Tower Road
Denver, Colorado 80239
Attn: Vice President — Marketing & Planning
Telephone: [***]
Facsimile: [***]

If to Partner:	Horizon Air
19521 International Boulevard
Attn: Vice President, Finance
Telephone: [***]
Facsimile: [***]

15.2	Waiver and Amendment. No provisions of this Agreement shall be deemed waived or amended except by a written instrument unambiguously setting forth the matter waived or amended and signed by the party against which enforcement of such waiver or amendment is sought. Waiver of any matter shall not be deemed a waiver of the same or any other matter on any future occasion.

15.3	Captions. Captions are used throughout this Agreement for convenience of reference only and shall not be considered in any manner in the construction or interpretation hereof.

15.4	Attorneys’ Fees. In the event of any judicial or other adversarial proceeding between the parties concerning this Agreement, the prevailing party shall be entitled to recover its attorneys’ fees and other costs in addition to any other relief to which it may be entitled.

15.5	Entire Agreement. This Agreement, including all attached exhibits and schedules, constitutes the entire agreement between the parties with respect to the subject matter hereof and supercedes any prior agreements, whether written or oral, with respect to such matters, and there are no other representations, warranties or agreements, written or oral, between Frontier and Partner with respect to the subject matter of this Agreement other than as set forth herein.

15.6	Jurisdiction; Choice of Law. For purposes of any action or proceeding arising out of this Agreement, the parties hereto hereby expressly submit to the non-exclusive jurisdiction of all federal and state courts located in the State of Colorado. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

15.7	Severability. If this Agreement, any one or more of the provisions of this Agreement, or the applicability of this Agreement or any one or more of the provisions of this Agreement to a specific situation, shall be held invalid, illegal or unenforceable or in violation of any contract or agreement to which Partner or Frontier are a party, then Frontier and Partner shall in good faith amend and modify this Agreement, consistent with the intent of Partner and Frontier, as evidenced by this Agreement, to the minimum extent necessary to make it or its application valid, legal and enforceable and in accordance with the applicable agreement or contract, and the validity or enforceability of all other provisions of this Agreement and all other applications of any such provision shall not be affected thereby.

15.8	Force Majeure. A party may not consider any default, delay, or failure to perform by the other party, including Partner’s failure to achieve the OTP and/or the FCF rates required under this Agreement, other than a failure to pay amounts when due, as a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes beyond the reasonable control of the party charged with a default including, but not limited to, causes such as strikes or other labor disputes, riots, civil disturbances, actions of governmental authorities that effect Partner’s fleet of CRJ-700 aircraft, epidemics, war, embargoes, terrorism, weather, fire, earthquakes, nuclear disasters, or acts of God or of the public enemy.

15.9	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

15.10	Binding Effect. This Agreement shall be binding upon and inure to the benefit of Frontier and Partner and their respective successors and permitted assigns.

15.11	No Assignment. The rights, obligations and duties of Frontier and Partner under this Agreement may not be assigned or delegated,

except as may otherwise be mutually agreed by Frontier and Partner, which shall not be unreasonably withheld.

15.12	Arbitration. Except as otherwise expressly provided herein, any controversy, dispute, disagreement or claim between the parties arising under or relating to this Agreement (a “Dispute”), including any question concerning the validity, termination, interpretation, performance, operation, enforcement or breach of this Agreement, shall be referred to binding arbitration. Each of Frontier and Partner irrevocably submits to the exclusive jurisdiction of such arbitration and expressly and irrevocably waives its rights to bring suit against the other party in any court of law except for the limited purpose of enforcing an arbitral award obtained in respect of a Dispute, or for obtaining any injunctive relief available to it under the laws of any jurisdiction for a breach or threatened breach by the other party of this Agreement that threatens irreparable damage.

Any Dispute submitted for arbitration will be finally settled by binding and confidential arbitration according to the American Arbitration Association Commercial Arbitration Rules (the “Rules”), except as modified by mutual agreement of Frontier and Partner. In the event of a conflict between the Rules and this Section 15.12, the provisions of this Section 15.12 will prevail. The arbitration will be conducted by three arbitrators, each of whom will be knowledgeable about the legal, marketing and other business aspects of the airline industry, unless otherwise agreed. Initially, and until written notice has been received to the contrary, all notifications and communications arising from the arbitral proceedings may be made to the parties in the manner and the addresses specified in Section 15.1.

In the event that any Dispute is submitted to arbitration, all then current Disputes (including counterclaims between the parties) will be consolidated in a single arbitration proceeding. The arbitral proceeding will not exceed ninety (90) days commencing on the date the last arbitrator accepts his or her appointment. If the arbitral award is not issued within this time, then the arbitration proceeding will be renewed automatically for another ninety (90) days. Evidence may not be taken in the arbitral proceeding except in the presence of both parties and all witnesses, if any, may be questioned by both parties. Notwithstanding the outcome of any Dispute, each party will bear its own costs and expenses, including attorneys’ and expert fees, relating to any arbitration occurring pursuant to this Section.

IN WITNESS WHEREOF, the parties executed and deliver this Agreement as of the date first written above.

Frontier Airlines, Inc., a Colorado corporation

By: Name:

Title:

HORIZON AIR INDUSTRIES, INC. a Washington corporation

By: Name: Title:

EXHIBITS

Schedule A	Certain Defined Terms

Exhibit 1.1	Partner Operational and Maintenance Practices

Exhibit 1.3.1	Initial Fleet

Exhibit 1.3.3	Configuration, Decor and Livery Standards

Exhibit 1.6.1	Pilot and Flight Attendant Appearance Standards

Exhibit 6.1.1	Fixed, Variable and Pass Thru Costs

Exhibit 6.1.2	Training/Start-up Pass Thru Costs

Exhibit 6.3.3	MTX Variable Cost Adjustment Formula

Exhibit 6.6	Backup Documentation

EXHIBIT 1.1

PARTNER’S OPERATIONAL AND MAINTENANCE PRACTICES

1.     Aircraft are scheduled to have a minimum turn time of [***] minutes in the hub, and [***] minutes of minimum turn time in non-hub stations.

2.     Three aircraft are scheduled to RON in DEN, or another MTX RON location as mutually agreed, each night, of which two are scheduled Aircraft and one is a spare Aircraft. Two Aircraft will have a minimum ground time of [***], and 1 Aircraft will have a minimum ground time of [***]. The Schedule will provide that each aircraft will remain overnight in DEN or MTX RON location at least once every [***].

3.     Each line of flying that originates at a non-maintenance RON location as defined in section 1.7.2 in the agreement, will be scheduled to have one [***] turn in DEN each day.

EXHIBIT 1.3.1

Initial Fleet — 8 + 1 Spare

Anticipated In-Service Month	Number of Aircraft

[***]2004	3 Core + 1 Spare; 4 Used

[***]2004	2 Core; 2 New

[***]2004	1 Core; Used

[***]2004	1 Core; Used

[***]2004	1 Core; Used

EXHIBIT 1.3.3

CONFIGURATION AND INTERIOR DECOR STANDARDS

Aircraft seating configuration

1.     All aircraft will be configured to have 70 seats with a 31 inch pitch, except for the exit row, which will have a 41 inch pitch.

2.     Seats will be covered in color (color#) leather according to the current Horizon standard interior configuration (reference to Horizon aircraft configuration manual) for a Bombardier CRJ-700 aircraft.

Carpeting

All aircraft interiors will have carpet according to current Horizon standard interior configuration (reference to Horizon aircraft configuration manual) for a Bombardier CRJ-700 aircraft.

Emergency cards

All aircraft will be outfitted with emergency cards in their seatback pocked as required by federal regulations. Emergency cards will be labeled “Frontier JetExpress operated by Horizon Airlines”.

EXHIBIT 1.6.1

PILOT AND FLIGHT ATTENDANT APPEARANCE STANDARDS

Pilots

All pilots are to adhere to the appearance standards set by the Policies and Procedures section of the Horizon Air Flight Operations Manual.

Flight Attendants

All flight attendants are to adhere to the appearance standards set by the Policies and Standards section of the Horizon Air Flight Attendant Manual.

EXHIBIT 6.1.1

FIXED, VARIABLE AND PASS THRU COSTS

[***]

EXHIBIT 6.1.2

TRAINING/START-UP PASS THRU COSTS

[***]

EXHIBIT 6.3.3

MTX VARIABLE COST ADJUSTMENT FORMULA

[***]

EXHIBIT 6.6

BACKUP DOCUMENTATION

Cost	Backup Required	Minimum Frequency
Hull Insurance	Insurance Policy & Invoice	Annually or at time of change

Cost	Backup Required	Minimum Frequency
Liability Insurance	Insurance Policy & Invoice	Annually or at time of change

War Risk Insurance	Insurance Policy & Invoice	Annually or at time of change

Property Taxes	Assessment & Evidence of Payment	Semi-annually

Deicing	Invoices & Evidence of Payment	Monthly

Fuel Costs	Invoices & Evidence of Payment	Monthly

Catering	Invoices & Evidence of Payment	Monthly

Landing Fees	Invoices & Evidence of Payment	Monthly

Security Fees	Invoices & Evidence of Payment	Monthly

Station Rent	Lease Document; Invoices & Evidence of Payment	Monthly

Aircraft Ownership Costs	Lease or Finance Documents	When added to Fleet

Station Costs	Subcontracts; All Invoices and Evidence of Payment	Monthly

SCHEDULE A

CERTAIN DEFINED TERMS

“FIXED COSTS”	means each of the cost elements identified as Fixed Costs on Exhibit 6.1 to this Agreement, or such costs and expenses as may be otherwise agreed to by the parties from time to time and evidenced by an appropriate amendment to Exhibit 6.1.

“OTHER SERVICES”	means (i) curb-side service in all locations where it is normal and customary or where another airline offers curbside check-in; (ii) check-in service with automated baggage tags and boarding pass printers in all locations; (iii) ticketing and security services in accordance with the Federal Aviation Administration and Frontier directives and guidelines, as may be issued from time to time, and any other directives or guidelines as Partner and Frontier may mutually approve, in all locations; (iv) transportation of mail and other cargo (other than hazardous materials) on Flights, at the order of Frontier, to the extent of available Aircraft capacity; (v) the acquisition and delivery of aircraft fuel and oil to the Fleet; (vi) Aircraft deicing when needed; (vii) station handling, including aircraft, ticket counter, gate, ramp, aircraft cleaning and baggage services; and (viii) communication systems, office supplies, postage, parking, training, reaccommodation, in-flight catering.

“PARTNER CONTROL”	means acts, omissions or events are not due to the acts or omissions of a Frontier employee or agent, including any third party contractor of Frontier, or Force Majeure as defined in Section 15.8 of this Agreement, or are not due to acts taken by Partner in order to comply with Regulations.

“PASS THRU COSTS”	means each of the cost elements identified as Pass Thru Costs on Exhibit 6.1 to this Agreement and certain occasional costs incurred by Partner while providing the Flight Services, such as costs relating to opening new cities or costs and expenses relating to arranging for and conducting Ad Hoc Flights pursuant to Section 1.2 of this Agreement.

“UNIT OF MEASURE”	means the unit used to measure the Fixed Costs, Variable Costs and Pass Thru Costs as set forth on Exhibit 6.1 to this Agreement.

“VARIABLE COSTS”	means each of the cost elements identified as Variable Costs on Exhibit 6.1 to this Agreement, as adjusted from time to time in accordance with the terms of this Agreement.

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Alaska Air Group, Inc. for the period ended September 30, 2003;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of September 30, 2003, based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

November 13, 2003	By	/s/ William S. Ayer

William S. Ayer
Chairman, President & CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Bradley D. Tilden, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Alaska Air Group, Inc. for the period ended September 30, 2003;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of September 30, 2003, based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

November 13, 2003	By	/s/ Bradley D. Tilden

Bradley D. Tilden
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Alaska Air Group, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By	/s/ William S. Ayer

William S. Ayer
Chairman, President & Chief Executive Officer
November 13, 2003

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Alaska Air Group, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bradley D. Tilden, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By	/s/ Bradley D. Tilden

Bradley D. Tilden
Chief Financial Officer
November 13, 2003